File No. 812-__________

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

Application for an Order (i) under Section 6(c) of the Investment Company Act of 1940 (“Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, (ii) under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and (a)(2) of the Act, and under (iii) Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act

In the Matter of

Guinness Atkinson Asset Management, Inc.

Guinness Atkinson Funds

225 South Lake Avenue, Suite 216

Pasadena, CA 91101

Please send all communications and orders to:

James J. Atkinson
Guinness Atkinson Funds
225 South Lake Avenue, Suite 216
Pasadena, CA 91101

with a copy to:

Perkins Coie LLP
Attn: Alexandra K. Alberstadt
Alexandra K. Alberstadt, Esq

Perkins Coie LLP

30 Rockefeller Plaza, 22nd Floor

New York, New York 10112-0015

212 261-6819

Page 1 of 57 sequentially numbered pages (including exhibits)

As filed with the Securities and Exchange Commission on December 21, 2018

TABLE OF CONTENTS

I.	INTRODUCTION	1
A.	Summary of Application	1
B.	Comparability to Prior Commission Orders	3
II.	APPLICANTS	4
A.	The Trust	4
B.	The Adviser	5
C.	The Distributor	6
III.	APPLICANTS’ PROPOSAL	6
A.	Operation of the Funds	6
1.	Capital Structure and Voting Rights; Book-Entry	6
2.	Investment Objectives	7
3.	Implementation of Investment Strategy	7
4.	Depositary Receipts	8
5.	Master-Feeder Structure	8
6.	Listing Market	9
B.	Purchases and Redemptions of Shares and Creation Units	9
1.	Placement of Orders to Purchase Creation Units	9
2.	Redemption	13
3.	Pricing of Shares	14
C.	Distribution of Reinvestment Program	14
D.	Likely Purchasers of Shares	17
E.	Disclosure Documents	17
F.	Sales and Marketing Materials	18
G.	Availability of Information Regarding Shares	18
H.	Transaction Fees	19
I.	Operational Fees and Expenses	20
J.	Shareholder Transaction Expenses	20
K.	Shareholder Reports	21

i

L.	Master-Feeder Structure	21
1.	In-Kind Transactions in a Master-Feeder Structure	21
2.	No Senior Securities	22
IV.	IN SUPPORT OF THE APPLICATION	22
A.	Summary of the Application	22
B.	Benefits of the Proposal	24
V.	REQUEST FOR ORDER	24
A.	Exemption from the Provisions of Sections 2(a)(32) and 5(a)(1)	24
B.	Exemption from the Provisions of Section 22(d) and Rule 22c-1	26
C.	Exemption from the Provisions of Section 22(e) of the Act	29
D.	Exemption from the Provisions of Sections 17(a)(1) and 17(a)(2)	31
VI.	REQUEST FOR SECTION 12(d)(1) RELIEF	34
A.	Exemption from the Provisions of Sections 12(d)(1)(A), 12(d)(1)(B) and 17(a)	34
B.	The Acquiring Funds	35
C.	Proposed Conditions	35
VII.	LEGAL ANALYSIS	36
A.	Section 12(d)(1) of the Act	36
1.	Exemption under Section 12(d)(1)(J)	37
2.	Concerns Underlying Section 12(d)(1)(J)	37
3.	Exemption under Section 12(d)(1)(E)	40
B.	Sections 17(a), 17(b) and 6(c)	40
VIII.	EXPRESS CONDITIONS TO THIS APPLICATION	42
IX.	PROCEDURAL MATTERS, CONCLUSIONS AND SIGNATURES	46

ii

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of: Guinness Atkinson Asset Management, Inc. Guinness Atkinson Funds 225 South Lake Avenue, Suite 216 Pasadena, CA 91101 File No. 812-	Application for an Order (i) under Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the Act, (ii) under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and under (iii) Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

I.	Introduction

A.	Summary of Application

In this application (“Application”), Guinness Atkinson Funds (“Trust”), and Guinness Atkinson Asset Management, Inc. (“GAAM” or the “Adviser”) (together with the Trust the “Applicants”)1 apply for and request an order under Section 6(c) of the Act for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act, for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act and under Section 12(d)(1)(J) of the Act, for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (“Order”). Applicants are requesting relief with respect to future series of the Trust, including the Initial Funds (as defined below) or of other open-end management investment companies that may be created in the future (and their respective existing or future Master Funds, as defined below) and that are actively-managed exchange-traded funds (“ETFs”) (individually, a “Fund” and collectively, “Funds”) that primarily invest in debt and equity securities, including shares of other investment companies. A Fund may operate as a feeder fund in a master-feeder structure (individually, a “Feeder Fund” and collectively, “Feeder Funds”).2

The Order would permit (a) shares of a Fund (“Shares”) to be redeemable in large aggregations only (“Creation Units”); (b) secondary market transactions in Shares at negotiated prices on a national securities exchange (“Listing Market”), as defined in Section 2(a)(26) of the Act, rather than at net asset value (“NAV”); (c) certain Funds that invest in foreign securities to pay redemption proceeds more than seven (7) calendar days after Creation Units are tendered for redemption; and (d) certain affiliated persons of the Funds and affiliated persons of such affiliated persons (“second tier affiliates”) to buy securities from, and sell securities to, the Funds in connection with the “in-kind” purchase and redemption of Creation Units (together with the relief discussed in (a), (b) and (c), the “ETF Relief”). The Order would also permit a Feeder Fund to acquire shares of another registered investment company in the same group of investment companies having substantially the same investment objectives as the Feeder Fund (“Master Fund”) beyond the limitations in Section 12(d)(1)(A) of the Act and the Master Fund, and any principal underwriter for the Master Fund, to sell shares of the Master Fund to the Feeder Fund beyond the limitations in Section 12(d)(1)(B) of the Act (“Master-Feeder Relief”). In addition, Applicants are requesting that the Order permit the Funds to issue Shares in less than Creation Unit size to investors participating in the Distribution Reinvestment Program (as defined below).

[1]	All entities that currently intend to rely on the Order are named as Applicants. Any other entity that relies on the Order in the future will comply with the terms and conditions of the Application.
[2]	A Feeder Fund will not make direct investments in any security or other instrument except the securities issued by its respective Master Fund.

Applicants also apply for and request the Order pursuant to Section 12(d)(1)(J) of the Act exempting certain transactions from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act, and under Sections 6(c) and 17(b) of the Act exempting certain transactions from Section 17(a) of the Act. Applicants request that this relief (sometimes referred to herein as the “12(d)(1) Relief”) be applicable to (i) the Funds, (ii) “Acquiring Funds” as defined immediately below and (iii) any broker-dealer registered under the Securities Exchange Act of 1934 (“Exchange Act”) selling Shares to Acquiring Funds (“Brokers”) or any principal underwriter of a Fund. The Order, if granted, would permit registered management investment companies and unit investment trusts (“UITs”) that are not advised or sponsored by GAAM or an entity controlling, controlled by or under common control with GAAM, and not part of the same “group of investment companies” as defined in Section 12(d)(1)(G)(ii) of the Act as the Funds, to acquire Shares beyond the limits of Section 12(d)(1)(A) of the Act. Such management companies are referred to herein as the “Acquiring Management Companies,” such UITs are referred to herein as “Acquiring Trusts,” and together are collectively referred to herein as the “Acquiring Funds.”3 The requested exemptions would also permit each Fund and/or a Broker to sell Shares to an Acquiring Fund beyond the limits of Section 12(d)(1)(B) of the Act.

In addition, Applicants request relief from Sections 17(a)(l) and (2) of the Act to permit each Fund that is an affiliated person, or an affiliated person of an affiliated person, as defined in Section 2(a)(3) of the Act, of an Acquiring Fund to sell its Shares to, and redeem its Shares from, an Acquiring Fund. An Acquiring Fund may rely on the requested Order, if granted, only to invest in the Funds and not in any other registered investment company. In addition, this relief would permit a Feeder Fund that is an affiliated person of a Master Fund to sell portfolio instruments to the Master Fund in exchange for shares of the Master Fund and redeem Master Fund shares for portfolio instruments, both in connection with in-kind sales and redemptions of Shares, as discussed herein.

The Funds might include one or more ETFs that invest in other open-end and/or closed-end investment companies and/or ETFs (each a “FOF ETF”). For purposes of complying with Section 12(d) of the Act, a FOF ETF will comply with one of the relevant statutory exemptions, for example, Sections 12(d)(1)(F) or 12(d)(1)(G) of the Act, either alone or in conjunction with Rules 12d1-1, 12d1-2 or 12d1-3 under the Act. In addition, a FOF ETF may invest in certain other ETFs in different groups of investment companies pursuant to exemptive relief that those ETFs have obtained from Section 12(d)(1) of the Act.4

[3]	An Acquiring Fund does not include a Fund.
[4]	In no case, however, will a Fund that is a FOF ETF rely on the exemption from Section 12(d)(1) of the Act being requested in this Application.

In addition, Applicants are also requesting Master-Feeder Relief. As discussed in more detail below, Applicants believe that the Feeder Funds may rely on the exemption provided in Section 12(d)(1)(E) of the 1940 Act; however, this exemption may be unavailable to the Feeder Funds should the Feeder Funds engage in in-kind securities transactions with investors and the Master Funds. As a result, Applicants are requesting an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) to the extent necessary to perform in-kind transactions in a master-feeder structure. Applicants request that the Master-Feeder Relief apply to any Feeder Fund, any Master Fund and any principal underwriter for the Master Funds selling shares of a Master Fund to a Feeder Fund.

Applicants believe that (a) the requested ETF Relief and 12(d)(1) Relief is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act; (b) with respect to the ETF Relief and the 12(d)(1) Relief, (i) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, (ii) the proposed transaction is consistent with the policy of each Fund, as recited in its registration statement and reports filed under the Act, and (iii) the proposed transaction is consistent with the general purposes of the Act; and (c) the requested 12(d)(1) Relief is consistent with the public interest and the protection of investors.

B.	Comparability to Prior Commission Orders

It is important to note that the Securities and Exchange Commission (the “Commission”) has issued orders on exemptive applications that involve actively managed ETFs, including actively managed ETFs operating in a master-feeder structure, seeking relief substantially identical to the relief that Applicants are requesting.5 The relief with respect to Applicant’s dividend reinvestment program is substantially the same relief previously granted by the Commission to Precidian ETFs Trust.6

[5]	See, e.g., Motley Fool Asset Management, LLC, et al., Investment Company Act Release Nos. 33141 (June 28, 2018) (Notice) and 33167 (July 24, 2018) (Order); Sprott ETF Trust, et al., Investment Company Act Release Nos. 33112 (June 1, 2018) (notice) and 33138 (June 28, 2018) (Order); American Century ETF Trust, et al., Investment Company Act Release Nos. 32838 (September 28, 2017) (notice) and 32871 (Order); Precidian ETFs Trust, et al., Investment Company Act Release Nos. 32596 (April 5, 2017) (notice) and 32622 (May 2, 2017) (order); Goldman Sachs ETF Trust et al., Investment Company Act Release Nos. 31427 (Jan. 26, 2015) (notice) and 31466 (Feb. 23, 2015) (order); ARK ETF Trust, et al., Investment Company Act Release Nos. 31009 (Apr. 7, 2014) (notice) and 31034 (Apr. 29, 2014) (order); DBX ETF Trust, et al., Investment Company Act Release Nos. 30770 (Oct. 29, 2013) (notice) and 30811 (Nov. 26, 2013) (order); VTL Associates, LLC, et al., Investment Company Act Releases Nos. 30763 (Oct. 18, 2013) (notice) and 30789 (Nov. 19, 2013) (order). Applicants note that the requested relief is also substantially similar to the relief granted by the Commission to other actively managed ETFs. See, e.g., Dreyfus ETF Trust, et al., Investment Company Act Release Nos. 31365 (December 3, 2014) (notice) and 31403 (December 30, 2014) (order); ETF Securities Advisors LLC, et al., Investment Company Act Release Nos. 31319 (October 24, 2014) (notice) and 31340 (November 19, 2014) (order); Validea Capital Management, LLC, et al., Investment Company Act Release Nos. 31249 (September 9, 2014) (notice) and 31277 (October 7, 2014) (order).
[6]	See Precidian ETFs Trust, et al., Investment Company Act Release Nos. 30101 (June 8, 2012) (notice) and 30129 (July 5, 2012) (order).

II.	Applicants

A.	The Trust

The Trust is a statutory trust organized under the laws of the State of Delaware and will be registered under the Act as an open-end management investment company. The Trust is overseen by a Board of Trustees (the “Board,” the members of which are deemed as “Trustees”), which will maintain the composition requirements of Section 10 of the 1940 Act. The Trust is authorized to offer an unlimited number of series. The Trust will offer and sell its securities pursuant to a registration statement on Form N-1A filed with the Commission under the Act and the Securities Act of 1933, as amended (“Securities Act”) (“Registration Statement”). The Trust will create Funds, each of which will operate pursuant to the terms and conditions stated in the Application.

Each Fund (or its respective Master Fund) will (1) be advised by GAAM or an entity controlling, controlled by or under common control with GAAM (each such entity or any successor thereto is included in the term “Adviser”) and (2) comply with the terms and conditions stated in this Application.7 Each Fund (or its respective Master Fund) will attempt to achieve its investment objective by utilizing an “active” management strategy. Each Fund will consist of a portfolio of securities (including fixed income securities and/or equity securities) and/or currencies traded in the U.S. and/or non-U.S. markets, futures contracts, options on such futures contracts, swaps, forward contracts or other derivatives, other assets, and other investment positions. To the extent consistent with other investment limitations, the Funds (or their respective Master Funds) may invest their assets in mortgage- or asset-backed securities, may engage in forward commitment transactions and may hold short positions in securities (“Short Positions”). The Funds (or their respective Master Funds) may engage in “to-be-announced” transactions (“TBA Transactions”), which are a method of trading mortgage-backed securities. In a TBA Transaction, the buyer and seller agree upon general trade parameters such as agency, settlement date, par amount and price. The actual pools delivered generally are determined two days prior to the settlement date. The amount of substituted cash in the case of TBA Transactions will be equivalent to the value of the TBA Transaction listed as a Deposit Instrument (defined below) or Redemption Instrument (defined below). Funds (or their respective Master Fund) may also invest in “Depositary Receipts.” Depositary Receipts are typically issued by a financial institution (a “depositary”) and evidence ownership in a security or pool of securities that have been deposited with the depositary. A Fund (or its respective Master Fund) will not invest in any Depositary Receipts that the Adviser deems to be illiquid or for which pricing information is not readily available. If a Fund (or its respective Master Fund) invests in derivatives, then (a) the Fund’s Board or directors will periodically review and approve the Fund’s (or, in the case of a Feeder Fund, its Master Fund’s) use of derivatives and how the Fund’s investment adviser assesses and manages risk with respect to the Fund’s use of derivatives and (b) the Fund’s disclosure of its (or, in the case of a Feeder Fund, its Master Fund’s) use of derivatives in its offering documents and periodic reports will be consistent with relevant Commission and staff guidance.

[7]	For purposes of the requested Order, the term “successor” is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

Each Fund will adopt certain fundamental policies consistent with the Act and be classified as “diversified” or “non-diversified” under the Act.8 Each Fund intends to maintain the required level of diversification and otherwise conduct its operations so as to qualify as a “regulated investment company” (“RIC”) for purposes of the Internal Revenue Code of 1986 (“Code”) in order to relieve each Fund of any liability for Federal income tax to the extent that its earnings are distributed to shareholders.9

B.	The Adviser

GAAM will be the investment adviser to each Fund. Guinness Atkinson Asset Management, Inc, is a Delaware corporation, with its principal office in Woodland Hills, CA 91367. GAAM is, and any other Adviser will be, registered as an “investment adviser” under Section 203 of the Investment Advisers Act of 1940 (the “Advisers Act”). Any other Adviser to a Fund will be registered as an investment adviser under the Advisers Act. The Adviser to each Fund may enter into sub-advisory agreements with one or more affiliated or unaffiliated investment advisers, which will serve as sub-advisers to a Fund (each a “Sub-Adviser”). Any Sub-Adviser to a Fund will either be registered or not subject to registration under the Advisers Act.10 The Adviser, subject to the oversight and authority of the Board, will develop the overall investment program for each Fund. The Adviser will arrange and oversee the provision of necessary services for each Fund (including custodial, transfer agency and administration services) and furnish office facilities, equipment, services and executive and administrative personnel necessary for managing the investment program of each Fund.

[8]	See Section 5(b) of the Act. To the extent that a Fund is a “non-diversified company,” appropriate risk disclosure will be included in the Fund’s registration statement.
[9]	The Trust also reserves the right to create Funds that will not operate as RICs.
[10]	The Adviser and Distributor (defined below) each have adopted a Code of Ethics as required under Rule 17j-1 under the Act, which contains provisions reasonably necessary to prevent Access Persons (as defined in Rule 17j-1) from engaging in any conduct prohibited in Rule 17j-1. In addition, the Adviser has adopted policies and procedures as required under Section 204A of the Advisers Act, which are reasonably designed in light of the nature of its business to prevent the misuse, in violation of the Advisers Act or the Exchange Act or the rules thereunder, of material non-public information by the Adviser or any associated person, as well as compliance policies and procedures as required under Rule 206(4)-7 under the Advisers Act. Any Sub-Adviser to a Fund will be required to adopt and maintain a similar code of ethics and insider trading and compliance policies and procedures. In accordance with the Adviser’s Code of Ethics and policies and procedures designed to prevent the misuse of material non-public information, personnel of the Adviser with knowledge about the composition of a Creation basket will be prohibited from disclosing such information to any other person, except as authorized in the course of their employment, until such information is made public.

C.	The Distributor

The Trust will enter into a distribution agreement with one or more distributors each of which shall be a broker dealer registered under the Exchange Act (the “Distributor”). Each Distributor11 will be a broker and will act as distributor and principal underwriter of one or more of the Funds. Each distributor will distribute Shares on an agency basis and will furnish Authorized Participants with a confirmation and a Prospectus. The Distributor will not maintain a secondary market in Shares. (See Section III.A. below for additional discussion of the Distributor’s role and duties.)

In the future, another Broker may act as distributor and principal underwriter. No Distributor will be affiliated with any Listing Market. Any Distributor will be identified as such in the current prospectus of each Fund (“Prospectus”) and will comply with the terms and conditions of the Application, to the extent applicable.

III.	APPLICANTS’ PROPOSAL

A.	Operation of the Funds

1.	Capital Structure and Voting Rights; Book-Entry

Shareholders of a Fund will have one vote per Share with respect to matters regarding the Trust or the respective Fund for which a shareholder vote is required consistent with the requirements of the Act and the rules promulgated thereunder and state laws applicable to Delaware statutory trusts. Shares will be registered in book-entry form only, and the Funds will not issue individual share certificates. The Depository Trust Company, New York, New York, a limited purpose trust company organized under the laws of the State of New York (“Depository” or “DTC”), or its nominee will be the record or registered owner of all outstanding Shares. Beneficial ownership of Shares (beneficial owners of Shares are referred to herein as “Beneficial Owners”) will be shown on the records of the Depository or Depository participants (“DTC Participants”). Shares will be registered in book entry form only, which records will be kept by the Depository. Beneficial Owners will exercise their rights in such securities indirectly through the Depository and the DTC Participants. All references herein to owners or holders of such Shares shall reflect the rights of persons holding an interest in such securities as they may indirectly exercise such rights through the Depository and DTC Participants, except as otherwise specified. No Beneficial Owner shall have the right to receive a certificate representing such Shares. Delivery of all notices, statements, shareholder reports and other communications from any Fund to Beneficial Owners will be at such Fund’s expense through the customary practices and facilities of the Depository and the DTC Participants.

[11]	For purposes of the Order, the term “Distributor” shall include any entity that acts as the distributor and principal underwriter of the Creation Units of Shares of the Funds in the future and complies with the terms and conditions of the Application.

2.	Investment Objectives

In seeking to achieve its investment objective, each Fund (or its respective Master Fund) will utilize an “active” management strategy for security selection and portfolio construction.

The Funds may invest in equity securities (“Equity Funds”) or fixed income securities (“Fixed Income Funds”) traded in the U.S. or non-U.S. markets. The Equity Funds that invest in equity securities traded in the U.S. market (“Domestic Equity Funds”), Fixed Income Funds that invest in fixed income securities traded in the U.S. market (“Domestic Fixed Income Funds”) and Funds that invest in equity and fixed income securities traded in the U.S. market (“Domestic Blend Funds”) together are “Domestic Funds.” Funds that invest in foreign and domestic equity securities are “Global Equity Funds.” Funds that invest in foreign and domestic fixed income securities are “Global Fixed Income Funds.” Funds that invest in equity securities or fixed income securities traded in the U.S. or non-U.S. markets are “Global Blend Funds” (and collectively with the Global Equity Funds and Global Fixed Income Funds, “Global Funds”). Funds that invest solely in foreign equity securities are “Foreign Equity Funds.” Funds that invest solely in foreign fixed income securities are “Foreign Fixed Income Funds.” Funds that invest solely in foreign equity and foreign fixed income securities are “Foreign Blend Funds” (and collectively with Foreign Equity Funds and Foreign Fixed Income Funds, “Foreign Funds”).

It is anticipated that the initial Fund to rely on the relief being requested will be called Guinness Atkinson Smart Transportation ETF (the “Initial Fund”), a series of the Trust. The Initial Fund will utilize an actively-managed investment strategy to meet its investment objective. The Initial Fund’s investment objective will be to seek long-term capital appreciation. The Adviser or the Sub-Adviser to the Initial Fund will have the discretion to select securities for the Initial Fund’s portfolio consistent with the Fund’s investment strategy. The Initial Fund will invest under normal circumstances primarily in stocks of small and medium capitalization companies that are involved in the manufacture, development, distribution and servicing of autonomous vehicles and electric vehicles or the underlying enabling services and technologies including ride sharing, autonomous vehicle technologies including software and hardware, battery/storage technologies and products, charging technologies, products and services, smart grid technologies and products, efficiency technologies and other activities, services and products that enable autonomous and electric vehicles. The Initial Fund will primarily invest in equity securities of U.S. and non-U.S. companies.

3.	Implementation of Investment Strategy

In order to implement each Fund’s investment strategy, the Adviser and any Sub-Adviser(s) of a Fund may review and change the securities, instruments or other assets or positions held by the Fund (“Portfolio Positions”) daily. The Adviser and any Sub-Adviser(s) will not disclose information concerning the identities and quantities of the Portfolio Positions before such information is publicly disclosed and is available to the entire investing public. Notwithstanding the foregoing, prior to disclosure to the general public of the identities and quantities of the Portfolio Positions, the Adviser and any Sub-Adviser(s) may disclose such information solely to the Chief Compliance Officer of the Trust, the Adviser and the Sub-Adviser(s) for purposes of such persons’ monitoring of compliance with each entity’s Code of Ethics or other regulatory issues under the “federal securities laws,” as defined in Rule 38a-1 of the Act and to certain service providers for a Fund with whom the Fund has confidentiality agreements, for example, a Fund’s custodian.

4.	Depositary Receipts

Applicants anticipate that the Funds may invest a portion of their assets in depositary receipts representing foreign securities in which they seek to invest (“Depositary Receipts”). Depositary Receipts are typically issued by a financial institution (a “Depository”) and evidence ownership interests in a security or a pool of securities (“Underlying Securities”) that have been deposited with the Depository12. A Fund will not invest in any Depositary Receipts that the Adviser or any Sub-Adviser(s) deems to be illiquid or for which pricing information is not readily available.

5.	Master-Feeder Structure

Certain Funds may operate as Feeder Funds in a “master-feeder” structure. Applicants will design this “master-feeder” structure because it is anticipated that feeder funds may be created in the future and hold shares of each respective Master Fund. Such other feeder funds may be traditional mutual funds, the shares of which would be individually redeemable, other ETFs or other pooled investment vehicles. Any traditional mutual fund feeder funds would also be series of a separate and distinct registered investment company. Creating an exchange-traded feeder fund may be preferable to creating entirely new series, which could create additional overhead costs.13 While certain costs may be higher in a master-feeder structure and there may possibly be lower tax efficiencies for the Feeder Funds, the Feeder Funds’ Board will consider any such potential disadvantages against the benefits of operating within a master-feeder structure.

[12]	Depositary Receipts include American Depositary Receipts (“ADRs”) and Global Depositary Receipts (“GDRs”). With respect to ADRs, the Depository is typically a U.S. financial institution and the Underlying Securities are issued by a foreign issuer. The ADR is registered under the Securities Act on Form F-6. ADR trades occur either on a Listing Market or off-exchange. FINRA Rule 6620 requires all off-exchange transactions in ADRs to be reported within 90 seconds and ADR trade reports to be disseminated on a real-time basis. With respect to GDRs, the Depository may be a foreign or a U.S. entity, and the Underlying Securities may have a foreign or a U.S. issuer. All GDRs are sponsored and trade on a foreign exchange. No affiliated persons of Applicants or any Sub-Adviser will serve as the depositary bank for any Depository Receipts held by a Fund (or its respective Master Fund).
[13]	In a master-feeder structure, the Master Fund, rather than the Feeder Fund, would invest its portfolio in compliance with the Order. There would be no ability by Fund shareholders to exchange shares of Feeder Funds for shares of another feeder series of the Master Fund.

6.	Listing Market

The Trust will submit an application to list the Shares of each respective Fund on a Listing Market such as the NYSE Arca, and it is expected that one or more member firms will be designated to maintain a market for the Shares trading on the Listing Market.14 As long as a Fund operates in reliance on the requested Order, Shares of the Fund will be listed on a Listing Market. Shares may also be cross-listed on one or more foreign securities exchanges. No affiliated person, or affiliated person of an affiliated person, of the Funds will maintain a secondary market in Shares.

Shares will be listed on the Listing Market and traded in the secondary market in the same manner as other equity securities. The price of Shares trading on the secondary market will be based on a current bid-offer market. No secondary sales will be made to brokers or dealers at a concession by the Distributor or by a Fund. Purchases and sales of Shares in the secondary market, which will not involve a Fund, will be subject to customary brokerage commissions and charges.

B.	Purchases and Redemptions of Shares and Creation Units

Shares of each Fund will be issued in Creation Units of 10,000 or more Shares. The Funds will offer and sell Creation Units through the Distributor on a continuous basis at the NAV per Share next determined after receipt of an order in proper form. In addition, the Trust may issue Shares in less than Creation Unit size to investors participating in a Distribution Reinvestment Program, described below. The NAV per Share of each Fund will be determined as of the close of regular trading on the NYSE on each day that the NYSE is open. A “Business Day” is defined as any day that the Trust is open for business, including as required by Section 22(e) of the Act. The Funds will sell and redeem Creation Units only on Business Days. Applicants anticipate that the price of a Share will range from $20 to $100, and that the price of a Creation Unit will range from $200,000 to $1,000,000.

1.	Placement of Orders to Purchase Creation Units

a)	General

In order to keep costs low and permit each Fund to be as fully invested as possible, Shares will be purchased and redeemed in Creation Units and generally on an in-kind basis. Accordingly, except where the purchase or redemption will include cash under the limited circumstances specified below, purchasers will be required to purchase Creation Units by making an in-kind deposit of specified instruments (“Deposit Instruments”), and shareholders redeeming their Shares will receive an in-kind transfer of specified instruments (“Redemption Instruments”).15 On any given Business Day, the names and quantities of the instruments that constitute the Deposit Instruments and the names and quantities of the instruments that constitute the Redemption Instruments will be identical, and these instruments may be referred to, in the case of either a purchase or a redemption, as the “Creation Basket.” In addition, the Creation Basket will correspond pro rata to the positions in the Fund’s portfolio (including cash positions),16 except:

[14]	If Shares are listed on Nasdaq or a similar electronic Listing Market (including NYSE Arca), one or more member firms of that Listing Market will act as market maker (“Market Maker”) and maintain a market for Shares trading on the Listing Market. On Nasdaq, no particular Market Maker would be contractually obligated to make a market in Shares. However, the listing requirements on Nasdaq, for example, stipulate that at least two Market Makers must be registered in Shares to maintain a listing. In addition, on Nasdaq and NYSE Arca, registered Market Makers are required to make a continuous two-sided market or subject themselves to regulatory sanctions. No Market Maker will be an affiliated person or a second-tier affiliate of the Funds, except within Section 2(a)(3)(A) or (C) of the Act due solely to ownership of Shares, as described below.
[15]	The Funds must comply with the federal securities laws in accepting Deposit Instruments and satisfying redemptions with Redemption Instruments, including that the Deposit Instruments and Redemption Instruments are sold in transactions that would be exempt from registration under the Securities Act. In accepting Deposit Instruments and satisfying redemptions with Redemption Instruments that are restricted securities eligible for resale pursuant to Rule 144A under the Securities Act, the Funds will comply with the conditions of Rule 144A.
[16]	The portfolio used for this purpose will be the same portfolio used to calculate the Fund’s NAV for that Business Day.

(a) in the case of bonds, for minor differences when it is impossible to break up bonds beyond certain minimum sizes needed for transfer and settlement;

(b) for minor differences when rounding is necessary to eliminate fractional shares or lots that are not tradable round lots;17 or

(c) TBA Transactions, Short Positions and other positions that cannot be transferred in-kind18 will be excluded from the Creation Basket.19

If there is a difference between the NAV attributable to a Creation Unit and the aggregate market value of the Creation Basket exchanged for the Creation Unit, the party conveying instruments with the lower value will also pay to the other an amount in cash equal to that difference (“Balancing Amount”). A difference may occur where the market value of the Creation Basket changes relative to the NAV of the Fund for the reasons identified in clauses (a) through (c) above.

Purchases and redemptions of Creation Units may be made in whole or in part on a cash basis, rather than in-kind, solely under the following circumstances:

(a) to the extent there is a Balancing Amount, as described above;

(b) if, on a given Business Day, the Fund announces before the open of trading that all purchases, all redemptions or all purchases and redemptions on that day will be made entirely in cash;

[17]	A tradable round lot for a security will be the standard unit of trading in that particular type of security in its primary market.
[18]	This includes instruments that can be transferred in-kind only with the consent of the original counterparty to the extent the Fund does not intend to seek such consents.
[19]	Because these instruments will be excluded from the Creation Basket, their value will be reflected in the determination of the Balancing Amount (defined below).

(c) if, upon receiving a purchase or redemption order from an Authorized Participant(as defined below), the Fund determines to require the purchase or redemption, as applicable, to be made entirely in cash;20

(d) if, on a given Business Day, the Fund requires all Authorized Participants purchasing or redeeming Shares on that day to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because: (i) such instruments are not eligible for transfer through either the NSCC Process or DTC Process (each as defined below); or (ii) in the case of Foreign Funds or Global Funds, such instruments are not eligible for trading due to local trading restrictions, local restrictions, on securities transfers or other similar circumstances; or

(e) if the Fund permits an Authorized Participant to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because: (i) such instruments are, in the case of the purchase of a Creation Unit, not available in sufficient quantity; (ii) such instruments are not eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting; or (iii) a holder of Shares of a Foreign Fund or Global Fund would be subject to unfavorable income tax treatment if the holder receives redemption proceeds in-kind.21

Each Business Day, before the open of trading on the respective Listing Market, each Fund will cause to be published through the NSCC (as defined below) the names and quantities of the instruments comprising the Creation Basket, as well as the estimated Balancing Amount (if any), for that day. The published Creation Basket will apply until a new Creation Basket is announced on the following Business Day, and there will be no intra-day changes to the Creation Basket except to correct errors in the published Creation Basket. The instruments and cash that the purchaser is required to deliver in exchange for the Creation Units it is purchasing, as described in this Section III.B.1, may be referred to as the “Portfolio Deposit.”

b)	Settlement Process

All orders to purchase Creation Units must be placed with the Trust’s transfer agent or the Distributor by or through an “Authorized Participant,” which is a DTC Participant that has executed a “Participant Agreement” with the Distributor. Authorized Participants may be, but are not required to be, members of the Listing Market. Investors may obtain a list of Authorized Participants from the Distributor.

[20]	In determining whether a particular Fund will sell or redeem Creation Units entirely on a cash or in-kind basis, whether for a given day or a given order, the key consideration will be the benefit that would accrue to the Fund and its investors. For instance, in bond transactions, the Adviser may be able to obtain better execution than Share purchasers because of the Adviser’s size, experience and potentially stronger relationships in the fixed income markets. Purchases of Creation Units either on an all cash basis or in-kind are expected to be neutral to the Funds from a tax perspective. In contrast, cash redemptions typically require selling portfolio holdings, which may result in adverse tax consequences for the remaining Fund shareholders that would not occur with an in-kind redemption. As a result, tax considerations may warrant in-kind redemptions.
[21]	A “custom order” is any purchase or redemption of Shares made in whole or in part on a cash basis in reliance on clause (e)(i) or (e)(ii).

Purchase orders for Funds will be processed either through a manual clearing process or through an enhanced clearing process. The enhanced clearing process is available only to those DTC Participants that also are participants in the Continuous Net Settlement (“CNS”) System of the National Securities Clearing Corporation (“NSCC”), a clearing agency registered with the Commission and affiliated with DTC. The NSCC/CNS system has been enhanced specifically to effect purchases and redemptions of exchange-traded investment company securities, such as Creation Units of Shares. The enhanced clearing process (“NSCC Process”) simplifies the process of transferring a basket of securities between two parties by treating all of the securities that comprise the basket as a single unit. By contrast, the manual clearing process (“DTC Process”) involves a manual line-by-line movement of each securities position. Because the DTC Process involves the movement of hundreds of securities, while the NSCC Process involves the movement of one unitary basket, DTC will charge a Fund more than NSCC to settle a purchase or redemption of Creation Units.

With respect to any Foreign Fund or Global Fund, the clearance and settlement of its Creation Units will depend on the nature of each security, consistent with the processes discussed below. The NSCC Process is not currently available for purchases or redemptions of Creation Units of Shares of Foreign Funds, Global Funds or Fixed Income Funds. Accordingly, Authorized Participants making payment for orders of Creation Units of Shares of Foreign Funds or Global Funds must have international trading capabilities and must deposit the Portfolio Deposit with the Fund “outside” the NSCC Process through the relevant Fund’s custodian and sub-custodians. Specifically, the purchase of a Creation Unit of a Foreign Fund or a Global Fund will operate as follows. Following the notice of intention, an irrevocable order to purchase Creation Units, in the form required by the Fund, must be received by the Distributor from the Authorized Participant on its own or another investor’s behalf by the Order Cut-Off Time (as defined below) on the Transmittal Date (as defined below). Once a purchase order has been placed with the Distributor, the Distributor will inform the Adviser and custodian. Once the custodian has been notified of an order to purchase, it will provide necessary information to the sub-custodian(s) of the relevant Foreign Fund or Global Fund. The Authorized Participant will deliver to the appropriate sub-custodians, on behalf of itself or the Beneficial Owner on whose behalf it is acting, the relevant Portfolio Deposit. Deposit Instruments must be delivered to the accounts maintained at the applicable sub-custodians. All sub-custodians will comply with Rule 17f-5 under the Act. Once sub-custodians confirm to the custodian that the required securities have been delivered, the custodian will notify the Adviser and Distributor. The Distributor will then deliver a confirmation and Prospectus to the purchaser. In addition, the Distributor will maintain a record of the instructions given to the Trust to implement the delivery of Shares.

The Shares and Deposit Instruments of Fixed Income Funds will clear and settle in the same manner as the fixed income securities and shares of other ETFs that invest in fixed income securities and, except as described below, in the same manner as the Shares and Deposit Instruments of Equity Funds. Deposit Instruments that are U.S. government or U.S. agency securities and any cash will settle via free delivery through the Federal Reserve System. Non-U.S. fixed income securities will settle in accordance with the normal rules for settlement of such securities in the applicable non-U.S. market. The Shares will settle through DTC. The custodian will monitor the movement of the underlying Deposit Instruments and will instruct the movement of Shares only upon validation that such securities have settled correctly. The settlement of Shares will be aligned with the settlement of the underlying Deposit Instruments and will generally occur on a settlement cycle of T+3 Business Days or shorter, at the sole discretion of the Trust on behalf of each Fund.22 Applicants do not believe the issuance and settlement of Creation Units in the manner described above will have any negative impact on the arbitrage efficiency or the secondary market trading of Shares. Applicants do not believe that the clearing and settlement process will affect the arbitrage of Shares of the Fixed Income Funds.

[22]	Applicants note that Shares of the Fixed Income Funds typically will trade and settle on a trade date plus three business days (“T+3”) basis. Where this occurs, Applicants believe that Shares of each Fixed Income Fund will trade in the secondary market at prices that reflect interest and coupon payments on Portfolio Positions through the Shares’ T+3 settlement date. As with other investment companies, the Act requires the Fixed Income Funds to calculate NAV based on the current market value of portfolio investments, and does not permit the Fixed Income Funds to reflect in NAV interest and coupon payments not due and payable. Therefore, to the extent that Shares of the Fixed Income Funds may trade in the secondary market at a price that reflects interest and coupon payments due on a T+3 settlement date, Applicants anticipate that such Shares may trade in the secondary market at a slight premium to NAV per share that reflects these interest and coupon payments. Applicants do not believe that this apparent premium will have any impact on arbitrage activity or the operations of the Fixed Income Funds. The Market Makers (and other institutional investors) who would take advantage of arbitrage activity have full access to this information and regularly consider such information when buying an individual bond or baskets of fixed income securities.

All orders to purchase Creation Units, whether through the NSCC Process or the DTC Process, must be received by the Distributor no later than the closing time of the regular trading session on the NYSE (ordinarily 4:00 p.m. ET) (“Order Cut-Off Time”) in each case on the date such order is placed (“Transmittal Date”) in order for the purchaser to receive the NAV per Share determined on the Transmittal Date. In the case of custom orders, the order must be received by the Distributor, no later than 3:00 p.m. ET, or such earlier time as may be designated by the Funds and disclosed to Authorized Participants. The Distributor will maintain a record of Creation Unit purchases and will send out confirmations of such purchases.

The Distributor will transmit all purchase orders to the relevant Fund. The Fund may reject any order that is not in proper form. After a Fund has accepted a purchase order and received delivery of the Deposit Instruments and any cash payment, NSCC or DTC, as the case may be, will instruct the Fund to initiate “delivery” of the appropriate number of Shares to the book-entry account specified by the purchaser. The Distributor will furnish a Prospectus and a confirmation order to those Authorized Participants placing purchase orders.

2.	Redemption

Just as Shares can be purchased from a Fund only in Creation Unit size aggregations, such Shares similarly may be redeemed only if tendered in Creation Units (except in the event a Fund is liquidated).23 Redemption requests must be placed by or through an Authorized Participant. As required by law, redemption requests in good order will receive the NAV per Share next determined after the request is received in proper form.24 Feeder Funds will redeem shares from the appropriate Master Fund and then deliver to the redeeming shareholder a portfolio of Redemption Instruments and specified Cash Amount as published in the Creation Basket. As with purchases, redemptions of Shares may be made either through the NSCC Process or through the DTC Process.

[23]	In the event that the Trust or any Fund is liquidated, the composition and weighting of the Portfolio Positions to be made available to redeemers shall be established as of such liquidation date. There are not specific liquidation events, but the Trust or any Fund may be liquidated by a majority vote of the Board of the Trust. In the event of a liquidation, the Board of the Trust in its sole discretion could determine to permit the Shares to be individually redeemable. In such circumstances, the Trust might elect to pay cash redemptions to all Beneficial Owners, with an “in-kind” election for Beneficial Owners owning in excess of a certain stated minimum amount.
[24]	Consistent with the provisions of Section 22(e) of the Act and Rule 22e-2 under the Act, the right to redeem will not be suspended, nor payment upon redemption delayed, except as provided by Section 22(e) of the Act or by the exemptive relief being requested in this Application.

When redeeming a Creation Unit of a Foreign Fund or a Global Fund and taking delivery of Redemption Instruments in connection with such redemption into a securities account of the Authorized Participant or investor on whose behalf the Authorized Participant is acting, the owner of the account must maintain appropriate security arrangements with a broker-dealer, bank or other custody provider in each jurisdiction in which any of the Redemption Instruments are customarily traded.

3.	Pricing of Shares

The price of Shares trading on the Listing Market will be based on a current bid/offer market. The price of Shares of any Fund, like the price of all traded securities, is subject to factors such as supply and demand, as well as the current value of the Portfolio Positions held by such Fund. Shares, available for purchase or sale on an intraday basis on the Listing Market, do not have a fixed relationship either to the previous day’s NAV per Share nor the current day’s NAV per Share. Therefore, prices on the Listing Market may be below, at, or above the most recently calculated NAV per Share of such Shares. The price at which Shares trades will be disciplined by arbitrage opportunities created by the ability to purchase or redeem Creation Units at NAV per Share, which should ensure that Shares will not trade at a material premium or discount in relation to NAV per Share. No secondary sales will be made to brokers or dealers at a concession by the Distributor or by a Fund. Transactions involving the sale of Shares on the Listing Market will be subject to customary brokerage commissions and charges.

Applicants believe that the existence of a continuous trading market on the Listing Market for Shares, together with the publication by the Listing Market of the estimated NAV of a Share, will be a key advantage of the Trust in contrast to a traditional mutual fund.

C.	Distribution of Reinvestment Program

The Applicants believe it is appropriate to give investors the option to purchase additional individual Shares through a “Distribution Reinvestment Program.” The Trust will make the DTC Dividend Reinvestment Service available for use by Beneficial Owners through DTC Participants for reinvestment of their cash dividends. Some DTC Participants may not elect to utilize the DTC Dividend Reinvestment Service. Thus, Beneficial Owners will be encouraged to contact their broker to ascertain the availability of the DTC Dividend Reinvestment Service through such broker. DTC Participants whose customers participate in the program will have the distributions of their customers automatically reinvested in additional whole Shares issued by the Funds at NAV per Share. Shares will be issued at NAV under the DTC Dividend Reinvestment Service regardless of whether the Shares are trading in the secondary market at a premium or discount to NAV as of the time NAV is calculated. Thus, Shares may be purchased through the DTC Dividend Reinvestment Service at prices that are higher (or lower) than the contemporaneous secondary market trading price.25 The DTC Dividend Reinvestment Service differs from dividend reinvestment services offered by broker-dealers in two key ways. First, in dividend reinvestment programs typically offered by broker-dealers, the additional shares are purchased in the secondary market at current market prices at a date and time determined by the broker-dealer at its discretion. Shares purchased through the DTC Dividend Reinvestment Service are purchased directly from the fund on the date of the distribution at the NAV per share on such date. Second, in dividend reinvestment programs typically offered by broker-dealers, shareholders are typically charged a brokerage or other fee in connection with the secondary market purchase of shares. Brokers typically do not charge customers any fees for reinvesting distributions through the DTC Dividend Reinvestment Service.

[25]	While the NAV may differ from the secondary market price of a Share, Applicants expect the arbitrage mechanism present in fully transparent ETFs to keep any such differences immaterial.

The DTC Dividend Reinvestment Service will be operated by DTC in exactly the same way it runs such service for other open-end management investment companies. The initial decision to participate in the DTC Dividend Reinvestment Service is made by the DTC Participant. Once a DTC Participant elects to participate in the DTC Dividend Reinvestment Service, it offers its customers the option to participate. Beneficial Owners will have to make an affirmative election to participate by completing an election notice. Before electing to participate, Beneficial Owners will receive disclosure describing the terms of the DTC Dividend Reinvestment Service and the consequences of participation. Brokers providing the DTC Dividend Reinvestment Service to their customers will determine whether to charge Beneficial Owners a fee for this service. Typically, brokers do not charge for this service. Beneficial Owners will inform their broker of their election to participate, and the broker will in turn notify DTC either directly or through its clearing firm. The notification to DTC will include the number of Shares held by each customer participating in the program so that the Funds will know how many Shares to issue. On the payment date for any distribution, DTC will receive from the Funds the number of whole Shares to be deposited in each customer account, plus cash reflecting fractional Shares. Because reinvested dividends do not require liquidation of Portfolio Positions, the Fund will save the costs associated with liquidation that would otherwise be incurred.

The Prospectus will make clear to Beneficial Owners that the Distribution Reinvestment Program is optional and that its availability is determined by their broker, at its own discretion. Broker-dealers are not required to utilize the DTC Dividend Reinvestment Service, and may instead offer a dividend reinvestment program under which Shares are purchased in the secondary market at current market prices or no dividend reinvestment program at all. As noted above, to participate in the Distribution Reinvestment Program, Beneficial Owners will have to make an affirmative election to participate by completing an election notice.

Beneficial Owners will be provided, in advance of making this election, the disclosure referenced above about the DTC Dividend Reinvestment Service, along with Prospectus disclosure that makes clear the terms of the Distribution Reinvestment Program and the consequences of participation. This disclosure will include a clear and concise explanation that under the Distribution Reinvestment Program Shares will be issued at NAV, which could result in such Shares being acquired at a price higher (or lower) than that at which they could be sold in the secondary market on the day they are issued (this will also be clearly disclosed in the Prospectus). As a result, Beneficial Owners will be able to make a fully informed decision on whether to participate in the Distribution Reinvestment Program.

The Distribution Reinvestment Program is reasonable and fair because it is voluntary in nature and each Beneficial Owner will have in advance accurate and explicit information that makes clear the terms of the Distribution Reinvestment Program and the consequences of participation. The Distribution Reinvestment Program does not involve any overreaching on the part of any person concerned because it operates the same for each Beneficial Owner who elects to participate, and is structured in the public interest because it is designed to give those Beneficial Owners who elect to participate a convenient and efficient method to reinvest distributions without paying a brokerage commission and without necessarily paying a fee (as noted above brokers may charge a fee, but typically do not). Commissions and other transaction costs in broker sponsored plans could be significant, and could equal or exceed any difference between the NAV and the price at which Shares are trading in the secondary market. Further, the factors discussed above make it clear that the Distribution Reinvestment Program is structured to ensure that the Program does not invoke any of the conditions identified in Section 1(b) of the 1940 Act that the 1940 Act is designed to eliminate or mitigate as contrary to the protection of investors.

The Distribution Reinvestment Program meets the standards for exemptive relief under Section 6(c) of the 1940 Act, which provides that exemptive relief is appropriate if the exemption is “appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions” of the 1940 Act. As noted above, broker-dealers, at their own discretion, may also offer a dividend reinvestment program under which Shares are purchased in the secondary market at current market prices. With respect to dividend reinvestment programs offered by broker-dealers, Beneficial Owners will be encouraged in the Prospectus to consult the broker-dealer for further information on its dividend reinvestment program. The Prospectus will also caution interested Beneficial Owners that they should note that each broker-dealer may require such owners to adhere to specific procedures and timetables in order to participate in the dividend reinvestment program and that the Beneficial Owners should ascertain from their broker-dealer the necessary details. Shares acquired pursuant to such service will be held by the Beneficial Owners in the same manner, and subject to the same terms and conditions, as for original ownership of Shares. Brokerage commissions and other costs, if any, incurred to purchase Shares in the secondary market with the cash from the distributions generally will be an expense borne by the individual Beneficial Owners participating in reinvestment through such service. Applicants are unaware of any broker-dealer that offers both its own dividend reinvestment service as well as the DTC Reinvestment Service. Therefore, it is not anticipated that broker-dealers will offer their customers the option to choose between the plans.

D.	Likely Purchasers of Shares

Applicants expect that there will be several categories of market participants who are likely to be interested in purchasing Creation Units of the Funds. One is the institutional investor that desires to keep a portion of its portfolio invested in a professionally managed, diversified portfolio of securities and finds the Shares a cost effective means to do so. The other likely institutional investor is the arbitrageur, who stands ready to take advantage of any slight premium or discount in the market price of Shares of a Fund on the Listing Market versus the aggregate value of the Portfolio Positions held by such Fund. Applicants do not expect that arbitrageurs will hold positions in Shares for any length of time unless the positions are appropriately hedged. Applicants believe that arbitrageurs will purchase or redeem Creation Units of a Fund in pursuit of arbitrage profit, and in so doing will enhance the liquidity of the secondary market as well as keep the market price of Shares close to their NAV per Share. Institutional investors may also wish to purchase or redeem Creation Units of a Fund to take advantage of the potential arbitrage opportunities in much the same manner as arbitrageurs.

In the above examples, purchasers of Shares in Creation Units may hold such Shares or sell them into the secondary market. Applicants expect that secondary market purchasers of Shares will include both institutional investors and retail investors for whom such Shares provide a useful, retail-priced, exchange-traded mechanism for investing in securities.

E.	Disclosure Documents

Section 5(b)(2) of the Securities Act makes it unlawful to carry or cause to be carried through interstate commerce any security for the purpose of sale or delivery after sale unless accompanied or preceded by a statutory prospectus. Although Section 4(3) of the Securities Act excepts certain transactions by dealers from the provisions of Section 5 of the Securities Act,26 Section 24(d) of the Act disallows such exemption for transactions in redeemable securities issued by a unit investment trust or an open-end management company if any other security of the same class is currently being offered or sold by the issuer or by or through an underwriter in a public distribution.

Because Creation Units will be redeemable, will be issued by an open-end management company and will be continually in distribution, the above provisions require the delivery of a statutory or summary prospectus prior to or at the time of the confirmation of each secondary market sale involving a dealer.

[26]	Applicants note that Prospectus delivery is not required in certain instances, including purchases of Shares by an investor who has previously been delivered a Prospectus (until such Prospectus is supplemented or otherwise updated) and unsolicited brokers’ transactions in Shares (pursuant to Section 4(4) of the Securities Act). Also, firms that do incur a Prospectus-delivery obligation with respect to Shares will be reminded that under Securities Act Rule 153, a Prospectus-delivery obligation under Section 5(b)(2) of the Securities Act owed to a member of the Listing Market in connection with a Sale on such Listing Market, is satisfied by the fact that the Prospectus and SAI (as defined below) are available at such Listing Market upon request.

The Distributor will coordinate the production and distribution of Prospectuses to broker-dealers. It will be the responsibility of the broker-dealers to ensure that a Prospectus is provided for every secondary market purchase of Shares.27

F.	Sales and Marketing Materials

Applicants will take such steps as may be necessary to avoid confusion in the public’s mind between the Trust and its Funds and a traditional “open-end investment company” or “mutual fund.”

The Trust will not be advertised or marketed or otherwise “held out” as a traditional open-end investment company or a mutual fund. To that end, the designation of the Trust and the Funds in all marketing materials will be limited to the terms “actively-managed exchange-traded fund,” “investment company,” “fund” and “trust” without reference to an “open-end fund” or a “mutual fund,” except to compare and contrast the Trust and the Funds with traditional mutual funds. All marketing materials that describe the features or method of obtaining, buying or selling Creation Units, or Shares traded on the Listing Market, or that refer to redeemability, will prominently disclose that Shares are not individually redeemable shares and will disclose that the owners of Shares may acquire those Shares from the Fund (other than pursuant to the Distribution Reinvestment Program), or tender those Shares for redemption to the Fund, in Creation Units only. Applicants also note that Section 24(d) of the Act provides that the exemption provided by Section 4(3) of the Securities Act shall not apply to any transaction in a redeemable security issued by an open-end management investment company.

As noted above, certain Funds may operate in a master-feeder structure. Under such circumstances, the Feeder Funds would operate and be marketed as ETFs. The respective Master Funds would operate as mutual funds, but would not be publicly offered or marketed. Applicants do not believe the master-feeder structure contemplated in this Application would be confusing to investors because any Feeder Fund that is a traditional mutual fund or other pooled investment vehicle would be marketed separately. The prospectus for each Feeder Fund will clearly indicate that the Feeder Fund is an ETF, each Feeder Fund will have a prospectus separate and distinct from any other Feeder Funds; and as required by the conditions herein, the Feeder Funds will not be marketed as mutual funds.

G.	Availability of Information Regarding Shares

Each Fund’s website (“Website”), which will be publicly available before the offering of Shares, will include the Fund’s Prospectus, statement of additional information (“SAI”), and summary prospectus, if used, and additional quantitative information that is updated on a daily basis, including, for each Fund, the prior Business Day’s NAV per Share and the market closing price or mid-point of the bid/ask spread at the time of calculation of such NAV per Share (“Bid/Ask Price”), and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV per Share. The Website and information will be publicly available at no charge. In addition, the Listing Market will disseminate every 15 seconds throughout regular trading hours, through the facilities of the Consolidated Tape Association, an estimated NAV, which is an amount per Share representing the current value of the Portfolio Positions that were publicly disclosed prior to the commencement of trading in Shares on the Listing Market. Neither the Trust nor any Fund will be involved in, or responsible for, the calculation or dissemination of any such amount and will make no warranty as to its accuracy.

[27]	To the extent that a Fund is using a summary prospectus pursuant to Rule 498 under the Securities Act, the summary prospectus may be used to meet the prospectus delivery requirements.

The Listing Market also is expected to disseminate a variety of data with respect to each Fund on a daily basis by means of CTA and CQ High Speed Lines; information with respect to recent NAV per Share, net accumulated dividend, final dividend amount to be paid, shares outstanding, estimated Balancing Amount and total Balancing Amount per Creation Unit will be made available prior to the opening of the Listing Market. Each Fund will make available on a daily basis and intra-day basis as necessary through NSCC the names and quantities of the Deposit Instruments in a Creation Unit, as well as information regarding the Balancing Amount. On each Business Day, before commencement of trading in Shares on a Fund’s Listing Market, the Fund will disclose on the Website the identities and quantities of the Portfolio Positions held by the Fund (or its respective Master Fund)28 that will form the basis for the Fund’s calculation of NAV per Share at the end of the Business Day.29

With respect to the Funds, in addition to the list of names and quantities of Deposit Instruments constituting the Portfolio Deposit, it is intended that, on each Business Day, the Balancing Amount effective as of the previous Business Day, per outstanding Share of each Fund, will be made available.

H.	Transaction Fees

Each Fund recoups the settlement costs charged by NSCC and DTC by imposing a “Transaction Fee” on Authorized Participants who purchase or redeem Creation Units. For this reason, Authorized Participants purchasing or redeeming Shares through the DTC Process generally will pay a higher Transaction Fee than will investors doing so through the NSCC Process. Transaction Fees will be limited to amounts that have been determined by the Adviser to be appropriate and will take into account transaction costs associated with the relevant purchase and redemption of Creation Units. Where a Fund permits an in-kind purchaser or redeemer to deposit or receive cash in lieu of one or more Deposit Instruments or Redemption Instruments, the purchaser or redeemer may be assessed a higher Transaction Fee to offset the cost of buying or selling those particular Deposit Instruments or Redemption Instruments. In all cases, such Transaction Fees will be limited in accordance with requirements of the Commission applicable to management investment companies offering redeemable securities. From time to time and for such periods as the Adviser in its sole discretion may determine, the Transaction Fee for the purchase or redemption of Shares of any Fund may be increased, decreased or otherwise modified, not to exceed amounts approved by the Board.

[28]	Feeder Funds will disclose information about the securities and other assets held by the Master Fund.
[29]	Under accounting procedures followed by the Funds, trades made on the prior Business Day (“T”) will be booked and reflected in NAV on the current Business Day (“T+1”). Accordingly, the Funds will be able to disclose at the beginning of the Business Day the portfolio that will form the basis for the NAV calculation at the end of the Business Day.

In a master-feeder structure, the Transaction Fees would be paid indirectly to the Master Fund. Applicants are not requesting relief from Section 18 of the Act. Accordingly, a Master Fund may require a Transaction Fee payment to cover expenses related to purchases or redemptions of the Master Fund’s shares by a Feeder Fund only if it requires the same payment for equivalent purchases or redemptions by any other feeder fund. Thus, for example, a Master Fund may require payment of a Transaction Fee by a Feeder Fund for transactions for 20,000 or more shares so long as it requires payment of the same Transaction Fee by all feeder funds for transactions involving 20,000 or more shares.

I.	Operational Fees and Expenses

All expenses incurred in the operation of the Funds will be borne by the Trust and allocated among the Trust’s various Funds, except to the extent specifically assumed by the Adviser or Sub-Adviser(s), if any, the Fund’s administrator or sub-administrator(s), if any, or some other party. Operational fees and expenses incurred by the Trust that are directly attributable to a specific Fund will be allocated and charged to that Fund. Such expenses may include, but will not be limited to, the following: investment advisory fees; custody fees; brokerage commissions; registration fees of the Commission; the listing fees; fees of the securities lending agent, if any; and other costs properly payable by each Fund. Common expenses and expenses which are not readily attributable to a specific Fund will be allocated on a pro rata basis or in such other manner as deemed equitable, taking into consideration the nature and type of expense and the relative sizes of each Fund. Such expenses may include, but will not be limited to, the following: fees and expenses of trustees who are not “interested persons” (as defined in Section 2(a)(19) of the Act) (“Independent Trustees”)30 of the Trust; legal and audit fees; administration and accounting fees; costs of preparing, printing and mailing Prospectuses and SAIs, semi-annual and annual reports, proxy statements and other documents required for regulatory purposes and for their distribution to existing shareholders; transfer agent fees; and insurance premiums. All operational fees and expenses incurred by the Trust will be accrued and allocated to each respective Fund on a daily basis, except to the extent expenses are specifically assumed by the Adviser or some other party. The administrator, transfer agent and custodian will provide certain administrative, fund accounting, transfer agent and custodial services to each Fund for aggregate fees based on a percentage of the average daily net assets of the respective Fund or other basis, out of which they will be expected to pay any fees to sub-administrators, sub-transfer agents or sub-custodians, if any. The Adviser, the administrator, the transfer agent, the dividend disbursing agent, the custodian or any other service provider for the Funds may agree to cap expenses or to make full or partial fee waivers for a specified or indefinite period of time with respect to one or more of the Funds.

J.	Shareholder Transaction Expenses

No sales charges for purchases of Shares of any Fund will be imposed. As indicated above, each Fund will charge a Transaction Fee in connection with the purchase and redemption of Creation Units of its Shares.

[30]	For ease of reference, throughout this Application, the term “Independent Trustees” will be used with respect to investment companies that are organized as trusts or corporations.

K.	Shareholder Reports

With each distribution, the Trust will furnish to the DTC Participants for distribution to Beneficial Owners of Shares of each Fund a statement setting forth the amount being distributed, expressed as a dollar amount per Share. Beneficial Owners also will receive annually notification as to the tax status of the Fund’s distributions.

Promptly after the end of each fiscal year, the Trust will furnish to the DTC Participants, for distribution to each person who was a Beneficial Owner of Shares at the end of the fiscal year, an annual report of the Trust containing financial statements audited by independent accountants of nationally recognized standing and such other information as may be required by applicable laws, rules and regulations. Copies of annual and semi-annual shareholder reports will also be provided to the DTC Participants for distribution to Beneficial Owners of Shares.

L.	Master-Feeder Structure

1.	In-Kind Transactions in a Master-Feeder Structure

Applicants currently anticipate that certain Funds may operate in a master-feeder structure, substantially identical to the structures permitted under Section 12(d)(1)(E) of the Act. Each Master Fund would also operate as a traditional mutual fund, issuing and redeeming shares in accordance with the requirements of Section 22 of the Act and the rules promulgated thereunder. However, Applicants request that the exemption from Section 22(e) requested herein apply to both Feeder Funds and their respective Master Funds. The shareholders of the Master Fund are currently anticipated to be exclusively other investment companies or other pooled investment vehicles that are in the same group of investment companies as the Feeder Fund, and the interests in the Master Fund will be sold to and redeemed by each of the Master Fund’s shareholders on the same terms and will carry the same rights. From the investor’s perspective, the creation and redemption process will be unaffected by the master-feeder structure. For creations, an investor will deliver a basket consisting of in-kind securities and/or cash to the Feeder Fund, and the Feeder Fund will, in turn, deliver the basket to the Master Fund in exchange for interests in the Master Fund. Redemptions will work the same way, but in reverse. At no point will securities delivered in-kind to a Feeder Fund settle to the account of the Feeder Fund, nor will a Feeder Fund invest in securities other than the securities of its corresponding Master Fund.

When a Feeder Fund is seeking a cash redemption, the proceeds to satisfy the redemption would likely be raised in a manner consistent with the Master Fund’s investment objective, e.g., by using cash on hand and/or selling securities. When the Advisers (or Sub-Adviser) determine it is necessary to sell securities, such sales would be conducted consistent with the Master Fund’s investment objective.

As a practical matter, any cash redemption could reduce the proportion of the most liquid assets held by the Master Fund, but no more so than any investment company — as shares are redeemed, there is potentially a reduction in the most liquid assets in a portfolio. Applicants do not believe that shareholders of the Feeder Funds will be disadvantaged relative to shareholders of other feeder funds. In each case, a redeeming Feeder Fund, through the Authorized Participant, will receive Redemption Instruments equal in value to the next calculated NAV. Further, the list of Redemption Instruments that a redeemer will receive from a Feeder Fund will be published daily.

2.	No Senior Securities

While shareholders of the Feeder Funds may have different rights of redemption versus shareholders of a traditional mutual fund feeder fund in accordance with the Master-Feeder Relief requested in this Application, the relief requested in this Application will not result in any shareholders of any Master Fund having different rights relative to other shareholders of the same Master Fund. Specifically, the Master Fund will not require, but rather will permit, any shareholder feeder fund, including a Feeder Fund, to redeem in-kind. Similarly, the Master Fund will not require, but rather will permit, all shareholder feeder funds, including a Feeder Fund, to purchase and redeem shares in large aggregations. As a result, the proposed structure does not give rise to a senior security and should not raise any concerns under Section 18 of the 1940 Act.

IV.	IN SUPPORT OF THE APPLICATION

A.	Summary of the Application

Applicants seek the Order from the Commission permitting: (1) a Fund to issue Shares that are redeemable in Creation Units only; (2) secondary market transactions in Shares at negotiated prices, rather than at the current offering price described in the Fund’s Prospectus; (3) certain Funds that invest in foreign equity securities to pay redemption proceeds more than seven calendar days after Shares are tendered for redemption; (4) certain affiliated persons and second tier affiliates of the Trust to deposit securities into, and receive securities from, the Trust in connection with the purchase and redemption of Creation Units; (5) Acquiring Funds to acquire Shares of the Funds beyond the limitations in Section 12(d)(1)(A); (6) the Funds, any principal underwriter for a Fund and any Broker to sell Shares of the Funds to an Acquiring Fund beyond the limitations in Section 12(d)(1)(B); and (7) a Fund to sell its Shares to and redeem its Shares from an Acquiring Fund of which the Fund is an affiliated person or an affiliated person of an affiliated person.

The exemptive relief specified below is requested pursuant to Section 6(c) of the Act, which provides that the Commission may exempt any person, security or transaction or any class of persons, securities or transactions from any provision of the Act:

if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of…[the Act].

The Commission has indicated that Section 6(c) permits it to exempt “particular vehicles and particular interests” from provisions of the Act that would inhibit “competitive development of new products and new markets offered and sold in or from the United States.”31 The Shares proposed to be offered would provide a new exchange-traded investment company product available to both retail and institutional investors. As such, Applicants believe the Shares of the Funds are appropriate for exemptive relief under Section 6(c).

[31]	Investment Company Act Release No. 17534 (June 15, 1990), at 84.

Applicants have made every effort to achieve their stated objectives in a manner consistent with existing statutory and regulatory constraints. They have concluded that in-kind redemption of Creation Units of the Funds to the maximum extent practicable as described herein will be essential in order to minimize the need for selling securities of a Fund’s portfolio to meet redemptions, to permit the maximum amount of resources of each Fund to be used to pursue its investment objective and to alleviate the inappropriate taxation of ongoing shareholders.

With respect to the exemptive relief specified below regarding Sections 17(a)(1) and 17(a)(2) of the Act, relief is also requested pursuant to Section 17(b) of the Act, which provides that the Commission may approve the sale of securities to an investment company and the purchase of securities from an investment company, in both cases by an affiliated person of such company, if the Commission finds that:

the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve any overreaching on the part of any person concerned, the proposed transaction is consistent with the policy of each registered investment company concerned…and the proposed transaction is consistent with the general purposes of [the Act].

The sale and redemption of Creation Units of each Fund is on the same terms for all investors, whether or not such investor is an affiliate. In each case, Creation Units are sold and redeemed by the Trust at each Fund’s NAV per Share. The Portfolio Deposit and Redemption Instruments for a Fund are based on a standard applicable to all persons and valued in the same manner in all cases. Further, the Deposit Instruments and Redemption Instruments for a Fund will be the same, and in-kind purchases and redemptions will be on the same terms, for all persons regardless of the identity of the purchaser or redeemer. Such transactions do not involve “overreaching” by an affiliated person. Accordingly, Applicants believe the proposed transactions described herein meet the standards for relief under Section 17(b) of the Act because the terms of such proposed transactions, including the consideration to be paid or received for the Creation Units are: (a) reasonable and fair and do not involve overreaching on the part of any person concerned; (b) consistent with the policies of the Funds and the policies of the Acquiring Funds; and (c) consistent with the general purposes of the Act.

Applicants believe that the exemptions requested are necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the Act.

B.	Benefits of the Proposal

The typical ETF allows investors to trade a standardized portfolio of securities in a size comparable to a share of common stock. Trading in market-basket products is an important investment strategy, due in part to the widely acknowledged benefits of diversification and in part to the attraction of baskets selected from a market segment or industry sector that investors want to incorporate into their portfolio to express a specific investment theme or to participate in an economic/investment trend. Applicants believe that the relief requested herein, if granted, will result in additional benefits, including but not limited to:

•	providing investors with increased flexibility in satisfying their investment needs by allowing them to purchase and sell a low cost security representing a broad professionally managed portfolio of securities at negotiated prices throughout the trading day;

•	serving to accommodate and “bundle” order flow that would otherwise flow to the cash market, thereby allowing such order flow to be handled more efficiently and effectively;

•	providing an easy and inexpensive method to clear and settle a portfolio of securities; and

•	providing investors with greater investment flexibility by permitting them to respond quickly to market changes, engage in hedging strategies not previously available to retail investors, and reducing transaction costs for trading a portfolio of securities.

Traditional open-end mutual funds do not provide investors the ability to trade throughout the day. Shares, which will be listed on the Listing Market, will trade throughout the Listing Market’s regular trading hours. Also, the price at which Shares trade will be disciplined by arbitrage opportunities created by the option of Authorized Participants to purchase or redeem Shares in Creation Units each day, which should help ensure that Shares will not trade at a material discount or premium in relation to their NAV per Share in marked contrast to closed-end investment companies. The continuous ability to purchase and redeem Shares in Creation Units also means that Share prices in secondary trading should not ordinarily be materially affected by limited or excess availability.

V.	REQUEST FOR ORDER

A.	Exemption from the Provisions of Sections 2(a)(32) and 5(a)(1)

Section 5(a)(1) of the Act defines an “open-end company” as “a management company which is offering for sale or has outstanding any redeemable security of which it is the issuer.” The term “redeemable security” is defined in Section 2(a)(32) of the Act as:

any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer or to a person designated by the issuer…is entitled (whether absolutely or only out of surplus) to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent thereof.

Applicants believe that the Shares could be viewed as satisfying the Section 2(a)(32) definition of a redeemable security. Shares are securities “under the terms of which” an owner may receive his proportionate share of the Funds’ current net assets; the unusual aspect of such a Share is that its terms provide for such a right to redemption only when an individual Share is aggregated with a specified number of such other individual Shares that together constitute a redeemable Creation Unit. Because the redeemable Creation Units of a Fund can be unbundled into individual Shares, which are not individually redeemable, a possible question arises as to whether the definitional requirements of a “redeemable security” or an “open-end company” under the Act would be met if such individual Shares are viewed as non-redeemable securities. In light of this possible analysis, Applicants request the Order to permit the Fund to register as an open-end management investment company and issue Shares that are redeemable in Creation Units only as described herein.32

Although Shares will not be individually redeemable, because of the arbitrage possibilities created by the redeemability of Creation Units, Applicants expect that the market price of individual Shares will not deviate materially from the NAV.

Applicants believe that the Commission has the authority under Section 6(c) of the Act to grant the limited relief sought under Sections 2(a)(32) and 5(a)(1) of the Act. The Commission is authorized by Section 6(c) of the Act to exempt, conditionally or unconditionally, by order upon application, inter alia, any:

person, security, or transaction, or any class or classes of…securities, or transactions, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act].

The relief requested and the structure described in this Application are similar to that considered and granted by the Commission in the Prior Orders permitting the creation of Creation Units described in such order to be separated into individual shares which were not redeemable. Applicants believe that the issues raised in this Application, with respect to Sections 2(a)(32) and 5(a)(1) of the Act, are the same issues raised in the applications for the Prior Orders and merit the same relief.

Investors may purchase Shares from each Fund only in Creation Units or through a Distribution Reinvestment Program. Creation Units will always be redeemable in accordance with the provisions of the Act. Owners of Shares may purchase the requisite number of Shares and tender the resulting Creation Unit for redemption. Moreover, listing on the Listing Market will afford all holders of Shares the benefit of intra-day liquidity. Because Creation Units may always be purchased and redeemed at NAV (less certain transactional expenses), the price of Creation Units on the secondary market and the price of the individual Shares of a Creation Unit, taken together, should not vary materially from the NAV of Creation Units. Also, each investor is entitled to purchase or redeem Creation Units rather than trade the individual Shares in the secondary market, although in certain cases transaction costs incurred to obtain the necessary number of individual Shares for accumulation into a Creation Unit will outweigh the benefits of redemption.

[32]	The Master Funds will not require relief from Sections 2(a)(32) and 5(a)(1) because the Master Funds will issue individually redeemable securities.

As Applicants have noted above, the Commission has considerable latitude to issue exemptive orders under Section 6(c) of the Act, which permits the Commission to deal with situations not foreseen when the Act came into effect in 1940. Applicants believe that the Shares may be issued and sold on a basis consistent with the policies of the Act and without risk of the abuses against which the Act was designed to protect. Applicants further believe that exempting the Trust and the Funds in order to permit the Fund to register as an open-end investment company and issue redeemable Creation Units of individual Shares, as described herein, is appropriate in the public interest and consistent with the protection of investors and the purposes of the Act, and, accordingly, Applicants hereby request that the Application for the Order of exemption be granted.

B.	Exemption from the Provisions of Section 22(d) and Rule 22c-1

Section 22(d) of the Act provides that:

no registered investment company shall sell any redeemable security issued by it to any person except to or through a principal underwriter for distribution or at a current public offering price described in the prospectus.

Rule 22c-1 provides in part, that:

no registered investment company issuing any redeemable security, no person designated in such issuer’s prospectus as authorized to consummate transactions in any such security, and no principal underwriter of, or dealer in, any such security shall sell, redeem, or repurchase any such security except at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security. . .

Shares of each Fund will be listed on the Listing Market and a Market Maker will maintain a market for such Shares. The Shares will trade on and away from the Listing Market at all times on the basis of current bid/offer prices and not on the basis of NAV per Share next calculated after receipt of any sale order. The purchase and sale of Shares of each Fund will not, therefore, be accomplished at an offering price described in the Prospectus, as required by Section 22(d), nor will sales and repurchases be made at a price based on the current NAV per Share next computed after receipt of an order, as required by Rule 22c-1.

Based on the facts hereinafter set forth, Applicants respectfully request that the Commission enter the Order under Section 6(c) of the Act exempting Applicants from the provisions of Section 22(d) and Rule 22c-1 to the extent necessary to permit the trading of Shares of each Fund on and away from the Listing Market at prices based on bid/ask prices, rather than the NAV per Share of the relevant Fund as next computed.33 The concerns sought to be addressed by Section 22(d) and Rule 22c-1 with respect to pricing are equally satisfied by the proposed method of pricing of the Shares of each Fund. While there is little legislative history regarding Section 22(d), its provisions, as well as those of Rule 22c-1, appear to have been intended to (1) prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (2) prevent unjust discrimination or preferential treatment among buyers, and (3) ensure an orderly distribution system of shares by contract dealers by eliminating price competition from non-contract dealers who could offer investors shares at less than the published sales price and who could pay investors a little more than the published redemption price.34

[33]	The Master Funds will not require relief from Section 22(d) or Rule 22c-1 because shares of the Master Funds will not trade at negotiated prices in the secondary market.
[34]	See Half Century Report at 299-303, Investment Company Act Release No. 13183 (April 22, 1983).

The first two purposes—preventing dilution caused by riskless-trading schemes and preventing unjust discrimination among buyers—would not seem to be relevant issues for secondary trading by dealers in Shares of a Fund. Secondary market transactions in Shares of a Fund would not cause dilution for owners of such Shares because such transactions do not directly involve the Fund’s assets. A dilutive effect could occur only where transactions directly involving Fund assets take place.35 Similarly, secondary market trading in Shares should not create discrimination or preferential treatment among buyers. To the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand, but do not occur as a result of unjust or discriminatory manipulation. Outside market forces do not cause discrimination among buyers by the Funds or any dealers involved in the sale of Shares.

With respect to the third possible purpose of Section 22(d), anyone may sell Shares of a Fund and anyone may acquire such Shares either by purchasing them on the Listing Market or by creating a Creation Unit of such Shares by making the requisite Creation Basket (subject to certain conditions). Therefore, no dealer should have an advantage over any other dealer in the sale of such Shares. In addition, secondary market transactions in Shares of a Fund should generally occur at prices roughly equivalent to their NAV per Share. If the prices for Shares of a Fund should fall below the proportionate NAV per Share of the underlying Fund assets, an investor needs only to accumulate enough of individual Shares of such Fund to constitute a Creation Unit in order to redeem such Shares at the NAV per Share. Competitive forces in the marketplace should thus ensure that the margin between the NAV and the price for Shares in the secondary market remains narrow.

[35]	The purchase and redemption mechanisms which include (i) the Transaction Fees imposed only on creating and redeeming entities and (ii) in-kind deposits made by creating entities and in-kind distributions made to redeeming entities, are designed specifically to prevent changes in the Funds’ capitalizations from adversely affecting the interests of ongoing Beneficial Owners.

Applicants believe that the nature of the markets in the Funds’ Portfolio Positions underlying the investment objective and strategy of each Fund will be the primary determinant of premiums or discounts. Prices in the secondary market for Shares would, of course, fluctuate based upon the market’s assessments of price changes in the Portfolio Positions held by a Fund. An investor executing a trade in Shares would not know at the time of such sale or purchase whether the price paid in the secondary market would be higher or lower than the true or actual NAV per Share next computed by the Trust. (Indeed, such an investor might not wish to wait for the computation of such true or actual NAV per Share before selling or purchasing.) Applicants believe that this ability to execute a transaction in Shares at an intra-day trading price has been, and will continue to be, a highly attractive feature to many investors and offers a key advantage to investors over the once-daily pricing mechanisms of traditional mutual funds. (See, Section III.B.3 above regarding “Pricing of Shares” for an expanded discussion of this advantage.) As has been previously discussed, this feature would be fully disclosed to investors, and the investors would trade in Shares in reliance on the efficiency of the market. Although the portfolio of each Fund will be managed actively, Applicants do not believe such portfolio could be managed or manipulated to produce benefits for one group of purchasers or sellers to the detriment of others. The Portfolio Positions of each Fund and their relative weighting will be disclosed daily. Further, the portfolio will be reconstituted on a daily basis pursuant to the Adviser’s strategy. Information regarding any reconstitution will be made available to all market participants.

Further, the Applicants believe it is appropriate to give Beneficial Owners the ability to purchase additional Shares through the Distribution Reinvestment Program at NAV. The Applicants do not believe the fact that the NAV may be higher (or lower) than the price at which Shares might otherwise be contemporaneously purchased in the secondary market should result in a different conclusion. Otherwise, shareholders who wish to reinvest distributions in order to benefit from increased holdings and compounding would have two options: (1) participate in an automatic distribution reinvestment program offered by their broker or adviser (if available), or (2) purchase additional Shares through a secondary market transaction. In each case, they would likely pay a brokerage commission or other fee. These commission and other transaction costs could be significant, and could equal or exceed any difference between the NAV and the price at which Shares are trading in the secondary market. In addition, in each case there would likely be a delay between the date the distribution is paid by the Fund and the date on which this distribution could be reinvested in additional Shares.

The Applicants believe the ability to reinvest distributions without incurring additional brokerage costs and without a significant delay between receipt and reinvestment represents a significant improvement over the current options available to shareholders and is a significant additional benefit to shareholders. The Applicants do not believe the mere fact that the Funds are exchange traded funds should prohibit the Funds from offering their Beneficial Owners these enhanced benefits, which are already available to other fund shareholders, including shareholders of other ETFs.36

[36]	The Applicants note that the number of Shares issued through the Distribution Reinvestment Program will be only a small percentage of the number of Shares issued in Creation Units and, therefore, the Applicants believe the reported benefits of ETFs, such as reduced operational and transaction costs, will not be diminished if the Funds implement the Distribution Reinvestment Program. The Applicants also note that they do not believe the issuance of Shares under the Distribution Reinvestment Program will have a material effect on the overall operation of the Funds, including on the efficiency of the arbitrage mechanism inherent in ETFs.

The Applicants do not believe that providing Beneficial Owners with an added optional benefit (the ability to reinvest in Shares at NAV) changes Beneficial Owners’ expectations about the Funds or the fact that individual Fund Shares trade at secondary market prices. The Applicants believe Beneficial Owners (other than Authorized Participants) generally expect to buy and sell individual Shares only through secondary market transactions at market prices and that such owners will not be confused by the Distribution Reinvestment Program. The Applicants do not believe Beneficial Owners will be confused or disadvantaged in anyway by having the ability to reinvest distributions at NAV while being unable to redeem shares purchased through the Distribution Reinvestment Program at NAV. Since the Distribution Reinvestment Program will be described fully in each Fund’s Registration Statement, Beneficial Owners’ expectations as to the key features of their investment will be set prior to their investment in a Fund. Beneficial Owners will be able to make a fully informed decision on whether to participate in the Distribution Reinvestment Program. Those who do not find this feature appealing are free to not invest in the Fund or to decline participation in the Distribution Reinvestment Program.

On the basis of the foregoing, Applicants believe that (i) the protections intended to be afforded by Section 22(d) and Rule 22c-1 are adequately addressed by the proposed methods for creating, redeeming and pricing Creation Units and pricing and trading Shares, and (ii) the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes of the Act. Accordingly, Applicants hereby request that the Order of exemption be granted in respect of Section 22(d) and Rule 22c-1.

C.	Exemption from the Provisions of Section 22(e) of the Act

Applicants seek an exemption from the seven-day redemption delivery requirement of Section 22(e) of the Act for certain affected Foreign Funds and Global Funds (under the circumstances described below) and Master Funds.

Section 22(e) provides that, except under circumstances not relevant to this request37:

No registered company shall suspend the right of redemption, or postpone the date of payment or satisfaction upon redemption of any redeemable security in accordance with its terms for more than seven days after the tender of such security to the company or its agent designated for that purpose for redemption. . .

Applicants observe that the settlement of redemptions of Creation Units of the Foreign Funds and Global Funds is contingent not only on the settlement cycle of the U.S. securities markets but also on the delivery cycles present in foreign markets in which those Funds or their respective Master Funds invest. Applicants understand that, under certain circumstances, the delivery cycles for transferring Portfolio Positions to redeeming investors, coupled with local market holiday schedules, will require a delivery process of up to fifteen (15) calendar days, rather than the seven (7) calendar days required by Section 22(e). Therefore, Applicants request relief from Section 22(e) in order to provide payment or satisfaction of redemptions within the maximum number of calendar days required for such payment or satisfaction in the principal local markets where transactions in the Portfolio Positions of each Foreign Fund or Global Fund customarily clear and settle, but in all cases no later than fifteen (15) days following the tender of a Creation Unit. With respect to Funds that are Foreign Funds or Global Funds, Applicants seek the relief from Section 22(e) of the Act only to the extent that circumstances exist similar to those described herein. In the past, settlement in certain countries in which a Fund may invest, including Russia, has extended to 15 calendar days.

[37]	Applicants acknowledge that no relief obtained from the requirements of Section 22(e) of the Act will affect any obligations that it may otherwise have under Rule 15c6-1 under the Exchange Act. Rule 15c6-1 requires that most securities transactions be settled within three business days of the trade date.

The SAI will disclose those local holidays (over the period of at least one year following the date thereof), if any, that are expected to prevent the delivery of redemption proceeds in seven calendar days and the maximum number of days, up to 15 calendar days, needed to deliver the proceeds for each affected Foreign Fund or Global Fund.

Except as disclosed in the SAI for any Fund for analogous dates in subsequent years, deliveries of redemption proceeds by the Foreign Funds or Global Funds relating to those countries or regions are expected to be made within seven (7) days.

Applicants submit that Congress adopted Section 22(e) of the Act to prevent unreasonable, undisclosed or unforeseen delays in the actual payment of redemption proceeds. Applicants propose that allowing redemption payments for Creation Units of a Fund to be made within 15 calendar days would not be inconsistent with the spirit and intent of Section 22(e). Applicants suggest that a redemption payment occurring within 15 calendar days following a redemption request would adequately afford investor protection.

Applicants desire to incorporate the creation and redemption mechanism for Creation Units of each Fund as much as possible into the processing and settlement cycles for securities deliveries currently practicable in the principal market(s) for the Portfolio Positions of a given Fund. Currently, Applicants believe that no significant additional system or operational procedures will be needed to purchase or redeem Creation Units beyond those already generally in place in the relevant jurisdiction. Applicants believe that this approach may make creations and redemptions of Creation Units less costly to administer, enhance the appeal of the product to institutional participants, and thereby promote the liquidity of Shares in the secondary market with benefits to all holders thereof. As noted above, Applicants may utilize in-kind redemptions (although, as noted above, cash redemptions, subject to a somewhat higher redemption Transaction Fee, may be required in respect of certain Funds). Applicants are not seeking relief from Section 22(e) with respect to Foreign Funds and Global Funds that do not effect redemptions in-kind.

Applicants, if using a master-feeder structure, will operate in substantially the same manner. In the case of an in-kind redemption from a Feeder Fund, as discussed herein, the Feeder Fund would make a corresponding redemption from the Master Fund.38 Applicants do not believe the master-feeder structure would have any impact on the delivery cycle.

If the requested relief is granted, Applicants intend to disclose in the SAI and all relevant sales literature that redemption payments will be effected within the specified number of calendar days, up to a maximum of 15 calendar days, following the date on which a request for redemption in proper form is made. Given the rationale for what amounts to a delay typically of a few days in the redemption process on certain occasions and given the facts as recited above, Applicants believe that the redemption mechanism described above will not lead to unreasonable, undisclosed or unforeseen delays in the redemption process. Applicants assert that the request for relief from the strict seven (7) day rule imposed by Section 22(e) is not inconsistent with the standards articulated in Section 6(c). Given the facts as recited above, Applicants believe that the granting of the requested relief is consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Act. Applicants note that exemptive relief from Section 22(e) substantially identical to the relief sought in this Application was obtained in prior exemptive relief, including the Prior Orders.

On the basis of the foregoing, Applicants believe that (i) the protections intended to be afforded by Section 22(e) are adequately addressed by the proposed method and securities delivery cycles for redeeming Creation Units and (ii) the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

D.	Exemption from the Provisions of Sections 17(a)(1) and 17(a)(2)

Applicants seek an exemption from Section 17(a) of the Act pursuant to Section 17(b) and Section 6(c) of the Act to allow certain affiliated persons or second tier affiliates of the Funds to effectuate purchases and redemptions of Creation Units in-kind.

Section 17(a) of the Act, in general, makes it:

unlawful for any affiliated person or promoter of or principal underwriter for a registered investment company…or any affiliated person of such a person, promoter or principal underwriter, acting as principal (1) knowingly to sell any security or other property to such registered company…unless such sale involves solely (A) securities of which the buyer is the issuer, (B) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities or (C) securities deposited with the trustee of a unit investment trust…by the depositor thereof; (2) knowingly to purchase from such registered company or from any company controlled by such registered company any security or other property (except securities of which the seller is the issuer)…

[38]	Other feeder funds invested in any Master Fund are not seeking, and will not rely on, the Section 22(e) relief requested herein.

Unless the Commission upon application pursuant to Section 17(b) of the Act grants an exemption from the provisions of Section 17(a). Section 17(b) of the Act provides that the Commission will grant such an exemption if evidence establishes that (1) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; (2) the proposed transaction is consistent with the policy of each registered investment company concerned; and (3) the proposed transaction is consistent with the general purposes of the Act.

Because Section 17(b) could be interpreted to exempt only a single transaction from Section 17(a) and, as discussed below, there may be a number of transactions by persons who may be deemed to be affiliates, Applicants are also requesting an exemption from Section 17(a) under Section 6(c).39

Section 2(a)(3) of the Act defines an affiliated person as:

(A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner or employee of such other person; (E)…any investment adviser [of an investment company] or any member of an advisory board thereof; and (F)…[the depositor of any] unincorporated investment company not having a board of directors…

Section 2(a)(9) of the Act defines “control” of a fund as “the power to exercise a controlling influence over the management or policies” of the fund and provides that “any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company[.]” The Funds may be deemed to be controlled by the Adviser or an entity controlling, controlled by or under common control with the Adviser and hence affiliated persons of each other. In addition, the Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by the Adviser or an entity controlling, controlled by or under common control with the Adviser (an “Affiliated Fund”).

[39]	See, e.g., Keystone Custodian Funds, Inc., 21 S.E.C. 295 (1945), where the Commission, under Section 6(c) of the Act, exempted a series of transactions that otherwise would be prohibited by Section 17(a).

There exists a possibility that, with respect to one or more Funds and the Trust, an institutional investor could own 5% or more of that Fund or the Trust, or in excess of 25% of the outstanding Shares of a Fund or the Trust, making that investor an affiliated person of the Fund or the Trust under Section 2(a)(3)(A) or Section 2(a)(3)(C) of the Act. For so long as such an investor was deemed to be an affiliated person, Section 17(a)(1) could be read to prohibit that investor from depositing the Deposit Instruments with a Fund in return for a Creation Unit (an in-kind purchase). Similarly, Section 17(a)(2) could be read to prohibit such an investor from entering into an in-kind redemption procedure with a Fund. Since the Section 17(a) prohibitions apply to second tier affiliates, these prohibitions would also apply to affiliated persons of such investors, as well as persons holding 5% or more, or more than 25%, of the shares of an Affiliated Fund. Applicants request an exemption under Sections 6(c) and 17(b) of the Act from Section 17(a) of the Act in order to permit in-kind purchases and redemptions of Creation Units from the Funds by persons that are affiliated persons or second tier affiliates of the Funds solely by virtue of one or more of the following: (i) holding 5% or more, or more than 25%, of the Shares of the Trust or one or more Funds; (ii) an affiliation with a person with an ownership interest described in (i); or (iii) holding 5% or more, or more than 25%, of the shares of one or more Affiliated Funds.

Applicants assert that no useful purpose would be served by prohibiting the persons described above from making in-kind purchases or in-kind redemptions of Shares of a Fund in Creation Units. Both the deposit procedures for in-kind purchases of Creation Units and the redemption procedures for in-kind redemptions will be effected in exactly the same manner for all purchases and redemptions, regardless of size or number of Creation Units. It is immaterial to the Trust whether 15 or 1,500 Creation Units exist for a given Fund. All will be issued and redeemed in the same manner. There will be no discrimination between purchasers or redeemers. Deposit Instruments and Redemption Instruments will be valued in the same manner as those Portfolio Positions currently held by the relevant Funds and the valuation of the Deposit Instruments and Redemption Instruments will be made in an identical manner regardless of the identity of the purchaser or redeemer. Applicants submit that any consideration paid by the types of affiliated persons listed above for the purchase or redemption of Shares directly from a Fund, including in-kind purchases and in-kind redemptions, will be based on the NAV per Share of such Fund in accordance with the policies and procedures set forth in the Fund’s registration statement.

Applicants also note that the ability to take deposits and make redemptions in-kind will help each Fund reduce expenses and, therefore, will aid in achieving the Fund’s objectives. Applicants do not believe that in-kind purchases and redemptions will result in abusive self-dealing or overreaching, but rather assert that such procedures will be implemented consistently with each Fund’s objectives and with the general purposes of the Act. Applicants believe that in-kind purchases and redemptions will be made on terms reasonable to Applicants and any affiliated persons or second tier affiliates because they will be valued pursuant to verifiable objective standards. The method of valuing Portfolio Positions held by a Fund is the same as that used for calculating in-kind purchase or redemption values and therefore creates no opportunity for such persons or Applicants to effect a transaction detrimental to the other holders of Shares of that Fund. Similarly, Applicants submit that, by using the same standards for valuing Portfolio Positions held by a Fund as are used for calculating in-kind redemptions or purchases, the Fund will ensure that its NAV per Share will not be adversely affected by such securities transactions.

In addition to the customary relief from the requirements of Sections 17(a)(1) and 17(a)(2) permitting in-kind creations and redemptions by investors who are affiliates of a Fund by virtue of holding more than 5% or 25% of the Fund’s shares, to the extent that a Fund operates in a master-feeder structure, Applicants also request relief permitting the Feeder Funds to engage in in-kind creations and redemptions with the applicable Master Fund. To the extent a creation or redemption by a Feeder Fund would be deemed a purchase or sale of portfolio instruments by the Feeder Fund, the customary Sections 17(a)(1) and 17(a)(2) relief would not be sufficient to permit such transactions because the Feeder Funds and the applicable Master Fund could also be affiliated by virtue of having the same investment adviser. However, as with the customary Section 17 relief, Applicants believe that in-kind creations and redemptions between a Feeder Fund and a Master Fund advised by the same investment adviser do not involve “overreaching” by an affiliated person. Such transactions will occur only at the Feeder Fund’s proportionate share of the Master Fund’s net assets, and the distributed securities will be valued in the same manner as they are valued for the purposes of calculating the applicable Master Fund’s NAV. Further, all such transactions will be effected with respect to pre-determined securities and on the same terms with respect to all investors. Finally, such transaction would only occur as a result of, and to effectuate, a creation or redemption transaction between the Feeder Fund and a third-party investor. In effect, the Feeder Fund will serve as a conduit through which creation and redemption orders by Authorized Participants will be effected.

For the reasons set forth above, Applicants believe that, with respect to the relief requested pursuant to Section 17(b), the proposed transactions are (i) reasonable and fair and do not involve overreaching on the part of any person concerned, (ii) consistent with the policies of each Fund and the policies of each Acquiring Fund, and (iii) consistent with the general purposes of the Act. In addition, for the reasons set forth above, Applicants believe that, with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

VI.	REQUEST FOR SECTION 12(d)(1) RELIEF

A.	Exemption from the Provisions of Sections 12(d)(1)(A), 12(d)(1)(B) and 17(a)

Applicants respectfully request, pursuant to Section 12(d)(1)(J) of the Act, an exemption from Section 12(d)(1)(A) of the Act to permit the Acquiring Funds to acquire Shares of the Funds beyond the limits set forth in Section 12(d)(1)(A). Pursuant to Section 12(d)(1)(J), Applicants also request an exemption from Section 12(d)(1)(B) to permit the Funds, the their principal underwriters and Brokers to sell Shares of the Funds to Acquiring Funds beyond the limits set forth in Section 12(d)(1)(B). Applicants further request, pursuant to Section 12(d)(1)(E) of the Act, an exemption from Section 12(d)(1)(A) and 12(d)(1)(B) to the extent necessary to permit the Feeder Funds to perform creations and redemptions of Shares in-kind in a master-feeder structure. Applicants assert that the proposed transactions will not lead to any of the abuses that Section 12(d)(1) was designed to prevent. Applicants submit that the proposed conditions to the requested relief address the concerns underlying the limits in Section 12(d)(1), which include concerns about undue influence, excessive layering of fees and overly complex structures. Applicants believe that the 12(d)(1) Relief requested is necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

B.	The Acquiring Funds

As stated in Section I.A. above, the Acquiring Funds are registered management investment companies and UITs. Each investment adviser to an Acquiring Management Company within the meaning of Section 2(a)(20)(A) of the Act (“Acquiring Fund Advisor”) will be registered as an investment adviser under the Advisers Act. No Acquiring Fund Advisor or sponsor of an Acquiring Trust (“Sponsor”) will control, be controlled by or under common control with the Adviser. No Acquiring Fund will be in the same group of investment companies, as defined in Section 12(d)(1)(G)(ii) of the Act, as the Funds. Pursuant to the terms and conditions of this Application and the requested Order, if granted, each Acquiring Fund will enter into a written Acquiring Fund Agreement with the relevant Fund(s), as discussed in Section VII.A. below.

C.	Proposed Conditions

In order to ensure that the Acquiring Funds understand and will comply with the terms and conditions of the requested Order, Applicants propose that any Acquiring Fund intending to invest in a Fund in reliance on such Order will be required to enter into a written agreement with the Fund (“Acquiring Fund Agreement”) (see Section VIII, Condition 14 below). The Acquiring Fund Agreement will ensure that the Acquiring Fund understands and agrees to comply with the terms and conditions of the requested Order. The Acquiring Fund Agreement also will include an acknowledgment from the Acquiring Fund that it may rely on the Order requested herein only to invest in a Fund and not in any other investment company. Each Acquiring Fund will further be required to represent in the Acquiring Fund Agreement that the Acquiring Fund intends at all times to fulfill its responsibilities under the requested Order and to fully comply with the provisions of the Act and the rules and regulations promulgated thereunder and with FINRA Rule 2341 pertaining to funds of funds (see Section VIII, Condition 16 below).40

In addition, Applicants propose that the requested 12(d)(1) Relief be conditioned upon certain additional requirements, as described below. Any member of an Acquiring Fund’s Advisory Group (as defined below) individually or the Acquiring Fund’s Advisory Group, in the aggregate, will not control a Fund within the meaning of Section 2(a)(9) of the Act (see Section VIII, Condition 7, below). Any member of an Acquiring Fund’s Sub-Advisory Group (as defined below) individually or the Acquiring Fund’s Sub-Advisory Group, in the aggregate, will not control a Fund within the meaning of Section 2(a)(9) of the Act (see Section VIII, Condition 7, below). An Acquiring Fund or Acquiring Fund Affiliate will not cause any existing or potential investment in a Fund to influence the terms of any services or transactions between the Acquiring Fund or an Acquiring Fund Affiliate41 and the Fund or a Fund Affiliate42 (see Section VIII, Condition 8 below). Each Acquiring Management Company’s Board, including a majority of the Independent Trustees, will adopt procedures reasonably designed to ensure that the Acquiring Fund Advisor and Acquiring Fund Sub-Advisor(s) are conducting the investment program of the Acquiring Management Company without taking into account any consideration received by the Acquiring Management Company or an Acquiring Fund Affiliate from the Fund or a Fund Affiliate in connection with any services or transactions (see Section VIII, Condition 9, below). No Acquiring Fund or Acquiring Fund Affiliate will cause a Fund to purchase a security from an Affiliated Underwriting43 (see Section VIII Condition 11, below). Finally, no Fund (or its respective Master Fund) will acquire securities of any investment company or company relying on Section 3(c)(l) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act (see Section VIII, Condition 17, below), except to the extent permitted by exemptive relief from the Commission permitting the Fund (or its respective Master Fund) to purchase shares of other investment companies for short-term cash management purposes or pursuant to the Master-Feeder Relief. A Fund may choose to reject any direct purchase of Creation Units by an Acquiring Fund. A Fund would also retain its right to reject any initial investment by an Acquiring Fund in excess of the limits in Section 12(d)(1)(A) of the Act by declining to execute an Acquiring Fund Agreement with an Acquiring Fund.

[40]	Applicants acknowledge that the receipt of compensation by (a) an affiliated person of an Acquiring Fund, or an affiliated person of such person, for the purchase by the Acquiring Fund of Shares or (b) an affiliated person of a Fund, or an affiliated person of such person, for the sale by the Fund of its Shares to an Acquiring Fund, may be prohibited by Section 17(e)(1) of the Act. The Acquiring Fund Agreement also will include this acknowledgment.
[41]	An “Acquiring Fund Affiliate” is defined as the Acquiring Fund Advisor, Acquiring Fund Sub-Advisor(s), any Sponsor, promoter or principal underwriter of an Acquiring Fund and any person controlling, controlled by or under common control with any of these entities.
[42]	A “Fund Affiliate” is defined as an investment adviser, promoter or principal underwriter of a Fund (or its respective Master Fund) and any person controlling, controlled by or under common control with any of these entities.
[43]	An “Affiliated Underwriting” is an offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate. An “Underwriting Affiliate” is defined as a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Acquiring Fund Advisor, Acquiring Fund Sub-Advisor, Sponsor, or employee of the Acquiring Fund, or a person of which any such officer, director, member of an advisory board, Acquiring Fund Advisor, Acquiring Fund Sub-Advisor, Sponsor, or employee is an affiliated person, except any person whose relationship to the Fund is covered by Section 10(f) of the Act is not an Underwriting Affiliate.

VII.	LEGAL ANALYSIS

A.	Section 12(d)(1) of the Act

Section 12(d)(1)(A) of the Act prohibits a registered investment company from acquiring securities of an investment company if such securities represent (i) more than 3% of the total outstanding voting stock of the acquired company, (ii) more than 5% of the total assets of the acquiring company, or (iii) together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company.

Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter and any other broker-dealer from selling the investment company’s shares to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s voting stock, or if the sale will cause more than 10% of the acquired company’s voting stock to be owned by investment companies generally.

1.	Exemption under Section 12(d)(1)(J)

The National Securities Markets Improvement Act of 1996 (“NSMIA”) added Section 12(d)(1)(J) to the Act. Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors. The legislative history of NSMIA directs the Commission to consider, among other things, when granting relief under Section 12(d)(1)(J), the extent to which a proposed arrangement is subject to conditions that are designed to address conflicts of interest and overreaching by a participant in the arrangement, so that the abuses that gave rise to the initial adoption of the Act’s restrictions against investment companies investing in other investment companies are not repeated.44

Applicants submit that the proposed conditions to the 12(d)(1) Relief requested in this Application, including the requirement that Acquiring Funds enter into an Acquiring Fund Agreement, adequately address the concerns underlying the applicable limits in Section 12(d)(1), and that the requested exemption is consistent with the public interest and the protection of investors. Applicants also submit that the proposed transactions are consistent with congressional intent that the Commission grant exemptions under Section 12(d)(1)(J) in a “progressive way” as the concept of investment companies investing in other investment companies evolves over time.45

2.	Concerns Underlying Section 12(d)(1)(J)

Congress enacted Section 12(d)(1) of the Act to prevent one investment company from buying control of another investment company.46 In enacting Section 12(d)(1), Congress sought to ensure that the acquiring investment company had no “effective voice” in the other investment company.47 As originally proposed, Section 12(d)(1) would have prohibited any investment by an investment company in another investment company. Congress relaxed the prohibition in the Section’s final version, presumably because there was some concern that an investment company should not be prohibited from taking advantage of a good investment just because the investment was another investment company:

You may get situations where one investment company may think that the securities of another investment company are a good buy and it was not thought advisable to freeze that type of purchase.48

[44]	H.R. Rep. No. 622, 104th Cong., 2d Sess., at 43-44 (1996) (“HR 622”).
[45]	Id. at 43-44.
[46]	House Hearing, 76th Cong., 3d Sess., at 113 (1940).
[47]	Hearings on S. 3580 Before the Subcomm. of the Comm. on Banking and Currency, 76th Cong., 3d Sess., at 1114 (1940).
[48]	House Hearing, 76th Cong., 3d Sess., at 1 12 (1940) (testimony of David Schenker).

Congress tightened Section 12(d)(1)’s restrictions in 1970 to address certain abuses perceived to be associated with the development of fund holding companies (i.e., funds that primarily invest in other investment companies).49 The Commission identified these abuses in its 1966 report to Congress, titled Public Policy Implications of Investment Company Growth (“PPI Report”).50 These abuses included: (i) the threat of large scale redemptions of the acquired fund’s shares; (ii) layering of fees and expenses (such as sales loads, advisory fees and administrative costs); and (iii) unnecessary complexity.

Applicants submit that their proposed conditions (set forth in Section VIII, below) address the concerns about large-scale redemptions identified in the PPI Report, particularly those regarding the potential for undue influence. For example, Condition 7 limits the ability of an Acquiring Fund’s Advisory Group or an Acquiring Fund’s Sub-Advisory Group to control a Fund within the meaning of Section 2(a)(9) of the Act. For purposes of this Application, an “Acquiring Fund’s Advisory Group” is defined as:

the Acquiring Fund Advisor, Sponsor, any person controlling, controlled by or under common control with the Acquiring Fund Advisor or Sponsor, and any investment company or issuer that would be an investment company but for Section 3(c)(l) or 3(c)(7) of the Act, that is advised or sponsored by the Acquiring Fund Advisor, Sponsor or any person controlling, controlled by or under common control with the Acquiring Fund Advisor or Sponsor.

Also, for purposes of this Application, an “Acquiring Fund’s Sub-Advisory Group” is defined as:

any Acquiring Fund Sub-Advisor, any person controlling, controlled by, or under common control with the Acquiring Fund Sub-Advisor, and any investment company or issuer that would be an investment company but for Section 3(c)(l) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Acquiring Fund Sub-Advisor or any person controlling, controlled by or under common control with the Acquiring Fund Sub-Advisor.

For purposes of this Application, an “Acquiring Fund Sub-Advisor” is defined as “any investment adviser within the meaning of Section 2(a)(20)(B) of the Act to an Acquiring Fund.” Any Acquiring Fund Sub-Advisor will be registered, or not subject to registration, as an investment adviser under the Advisers Act.

[49]	See H.R. Rep. No 91-1382, 91st Cong., 2d Sess., at 11 (1970).
[50]	Report of the Securities and Exchange Comm. on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess., 311–324 (1966).

In addition, Conditions 8 and 10 prohibit Acquiring Funds and Acquiring Fund Affiliates from causing an investment by an Acquiring Fund in a Fund to influence the terms of services or transactions between an Acquiring Fund or an Acquiring Fund Affiliate and the Fund or a Fund Affiliate. Further, Conditions 8, 9, 10, 11, 12, and 13 are specifically designed to address the potential for an Acquiring Fund and Acquiring Fund Affiliates to exercise undue influence over a Fund and Fund Affiliates. With respect to concern regarding layering of fees and expenses, Applicant proposes several conditions. Applicants have designed Condition 15 of the requested Order to prevent unnecessary duplication or layering of sales charges and other costs. Also, Applicants propose Condition 16 in order to prevent any sales charges or service fees on shares of an Acquiring Fund from exceeding the limits applicable to a fund of funds set forth in NASD Conduct Rule 2830.

With respect to the potential for duplicative advisory fees, Applicants note that Acquiring Trusts will not pay any advisory fees. Accordingly, there will be no potential for duplicative advisory fees. With respect to Acquiring Management Companies, Applicants note the Board, including a majority of the Independent Trustees, of any Acquiring Management Company, pursuant to Condition 18, will be required to find that any fees charged under the Acquiring Management Company’s advisory contract(s) are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Fund in which the Acquiring Management Company may invest.

Further, Applicants propose that no Fund will acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes. Thus, in keeping with the PPI Report’s concern with overly complex structures, Applicants submit that the requested 12(d)(1) Relief will not create or give rise to circumstances enabling an Acquiring Fund to invest in excess of the limits of Section 12(d)(1)(A) in a Fund which is in turn able to invest in another investment company or 3(c)(1) or 3(c)(7) issuer in excess of such limits. In addition to avoiding excess complexity, Applicants believe that the condition requiring that Funds, or their Master Funds, will not, except to the extent permitted by exemptive relief from the Commission permitting the Fund, or its Master Fund, to purchase shares of other investment companies for short-term cash management purposes or pursuant to the Master-Feeder Relief, invest in any other investment company or 3(c)(1) or 3(c)(7) issuer in excess of the limits of Section 12(d)(1)(A) mitigates the concerns about layering of fees.

Applicants note that certain ETFs now trading have been operating under orders granting relief that is virtually identical to the 12(d)(1) Relief requested in this Application. Applicants are not aware of any problems or difficulties encountered by such ETFs or the mutual funds relying upon such orders, and expect that the experience of the Funds identified herein and Acquiring Funds should be the same.

3.	Exemption under Section 12(d)(1)(E)

Applicants assert that the proposed master-feeder structure discussed above is substantially identical to traditional master-feeder structures permitted pursuant to the exception provided in Section 12(d)(1)(E). Section 12(d)(1)(E) provides that the percentage limitations of Section 12(d)(1)(A) and 12(d)(1)(B) shall not apply to a security issued by an investment company (in this case, the shares of the applicable Master Fund) if, among other things, that security is the only investment security held by the Feeder Fund. Applicants believe the proposed master-feeder structure complies with Section 12(d)(1)(E) because each Feeder Fund will hold only investment securities issued by its corresponding Master Fund; however, the Feeder Funds may receive securities other than securities of its corresponding Master Fund if a Feeder Fund accepts an in-kind creation.51 Applicants do not believe that the securities involved in the in-kind transactions will ever be “held” on the books of a Feeder Fund because the Feeder Fund is merely acting as a conduit through which securities are delivered from the investor to the Master Fund and the securities received are never settled to the Feeder Fund. However, there is potentially a hypothetical moment when accepting or distributing securities in-kind that such securities could be deemed “held” by a Feeder Fund. As a result, to the extent that a Feeder Fund may be deemed to be holding both shares of the Master Fund and, for a hypothetical moment in the course of a creation or redemption, other securities, Applicants are requesting appropriate relief from Section 12(d)(1)(A) and 12(d)(1)(B). The Feeder Funds would operate in compliance with all other provisions of Section 12(d)(1)(E).

B.	Sections 17(a), 17(b) and 6(c)

Applicants seek relief from Section 17(a) pursuant to Section 17(b) and Section 6(c) to permit a Fund, to the extent that the Fund is an affiliated person of an Acquiring Fund, to sell Shares to, and purchase Shares from, an Acquiring Fund, and to engage in any in-kind transactions that may accompany such sales or purchases.

Section 17(a) of the Act generally prohibits sales or purchases of securities between a registered investment company and any affiliated person of the company. Section 2(a)(3)(B) of the Act defines an “affiliated person” of another person to include any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote by the other person. An Acquiring Fund relying on the requested exemptive relief could own 5% or more of the outstanding voting securities of a Fund. In such cases, and for other reasons, the Fund could become an affiliated person, or an affiliated person of an affiliated person of the Acquiring Fund, and direct sales and redemptions of its Shares with an Acquiring Fund could be prohibited.

Applicants are not seeking relief from Section 17(a) for, and the requested relief will not apply to, transactions where a Fund could be deemed an affiliated person, or an affiliated person of an affiliated person, of an Acquiring Fund because an investment adviser to the Funds is also an investment adviser to the Acquiring Fund.

[51]	See Signature Financial Group, Inc., SEC No-Action Letter (Dec. 28, 1999) (funds using a master-feeder structure sought no-action relief from Section 17(a) of the 1940 Act to permit in-kind redemptions between the master and the feeder; there was no request for, and thus no relief from, Section 12(d)(1)).

Section 17(b) of the Act authorizes the Commission to grant the Order permitting a transaction otherwise prohibited by Section 17(a) if it finds that:

(a) the terms of the proposed transaction, including the consideration to be paid or received, are fair and reasonable and do not involve overreaching on the part of any person concerned;

(b) the proposed transaction is consistent with the policy of each registered investment company concerned; and

(c) the proposed transaction is consistent with the general purposes of the Act.

The Commission has interpreted its authority under Section 17(b) as extending only to a single transaction and not a series of transactions.

Section 6(c) of the Act permits the Commission to exempt any person or transactions from any provision of the Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants expect that most Acquiring Funds will purchase and sell Shares in the secondary market and will not purchase or redeem Creation Units directly from a Fund.

Section 17(a) is intended to prohibit affiliated persons in a position of influence or control over an investment company from furthering their own interests by selling property that they own to an investment company at an inflated price, purchasing property from an investment company at less than its fair value, or selling or purchasing property on terms that involve overreaching by that person. For the reasons articulated in the legal analysis of Section 12(d)(1) above, Applicants submit that, with regard to Section 17(a), the proposed transactions are appropriate in the public interest, consistent with the protection of investors and do not involve overreaching.

Applicants believe that an exemption is appropriate under Sections 17(b) and 6(c) because the proposed arrangement meets the standards in those sections. First, the terms of the proposed arrangement are fair and reasonable and do not involve overreaching. Any consideration paid for the purchase or redemption of Shares directly from a Fund will be based on the NAV per Share of the Fund in accordance with policies and procedures set forth in the Trust’s registration statement.52 Further, the Deposit Instruments and Redemption Instruments (except for permitted cash-in-lieu amounts) for a Fund will be the same, and in-kind purchases and redemptions will be on the same terms, for all persons regardless of the identity of the purchaser or redeemer.

[52]	To the extent that purchases and sales of Shares occur in the secondary market and not through principal transactions directly between an Acquiring Fund and a Fund, relief from Section 17(a) would not be necessary. However, the requested relief would apply to direct sales of Shares in Creation Units by a Fund to an Acquiring Fund and redemptions of those Shares. The requested relief is also intended to cover the in-kind transactions that may accompany such sales and redemptions.

Second, the proposed transactions directly between Funds and Acquiring Funds will be consistent with the policies of each Fund and Acquiring Fund. The purchase of Creation Units by an Acquiring Fund will be accomplished in accordance with the investment restrictions of the Acquiring Fund and will be consistent with the investment policies set forth in the Acquiring Fund’s registration statement. The Acquiring Fund Agreement will require any Acquiring Fund that purchases Creation Units directly from a Fund to represent that the purchase of Creation Units from a Fund by an Acquiring Fund will be accomplished in compliance with the investment restrictions of the Acquiring Fund and will be consistent with the investment policies set forth in the Acquiring Fund’s registration statement.

Third, Applicants believe that the proposed transactions are consistent with the general purposes of the Act. Applicants also believe that the requested exemptions are appropriate in the public interest. Shares offer Acquiring Funds a flexible investment tool that can be used for a variety of purposes. Applicants also submit that the exemption is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

VIII.	EXPRESS CONDITIONS TO THIS APPLICATION

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

Actively-Managed Exchange-Traded Fund Relief

1. The Fund will not be advertised or marketed as an open-end investment company or mutual fund. Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that the Shares are not individually redeemable and that owners of the Shares may acquire those Shares from the Fund (other than pursuant to the Distribution Reinvestment Program, if applicable to such Fund) and tender those Shares for redemption to the Fund in Creation Units only.

2. The Website, which is and will be publicly accessible at no charge, will contain, on a per Share basis for each Fund, the prior Business Day’s NAV and the market closing price or Bid/Ask price, and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV.

3. As long as a Fund operates in reliance on the Order, its Shares will be listed on a Listing Market.

4. On each Business Day, before commencement of trading in Shares on a Fund’s Listing Market, the Fund will disclose on the Website the identities and quantities of the Portfolio Positions held by the Fund (or its respective Master Fund) that will form the basis for the Fund’s calculation of NAV per Share at the end of the Business Day.

5. No Adviser or Sub-Adviser, directly or indirectly, will cause any Authorized Participant (or any investor on whose behalf an Authorized Participant may transact with the Fund) to acquire any Deposit Instrument for a Fund (or its respective Master Fund) through a transaction in which the Fund could not engage directly.

6. The requested relief to permit ETF operations will expire on the effective date of any Commission rule under the Act that provides relief permitting the operation of actively-managed exchange-traded funds, other than the Master-Feeder Relief.

Section 12(d)(1) Relief

7. The members of an Acquiring Fund’s Advisory Group will not control (individually or in the aggregate) a Fund (or its respective Master Fund) within the meaning of Section 2(a)(9) of the Act. The members of an Acquiring Fund’s Sub-Advisory Group will not control (individually or in the aggregate) a Fund (or its respective Master Fund) within the meaning of Section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of a Fund, the Acquiring Fund’s Advisory Group or the Acquiring Fund’s Sub-Advisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of a Fund, it will vote its Shares of the Fund in the same proportion as the vote of all other holders of that Fund’s Shares. This condition does not apply to the Acquiring Fund’s Sub-Advisory Group with respect to a Fund (or its respective Master Fund) for which the Acquiring Fund Sub-Advisor or a person controlling, controlled by, or under common control with the Acquiring Fund Sub-Advisor acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act.

8. No Acquiring Fund or Acquiring Fund Affiliate will cause any existing or potential investment by the Acquiring Fund in a Fund to influence the terms of any services or transactions between the Acquiring Fund or an Acquiring Fund Affiliate and the Fund (or its respective Master Fund) or a Fund Affiliate.

9. The Board of an Acquiring Management Company, including a majority of the Independent Trustees, will adopt procedures reasonably designed to ensure that the Acquiring Fund Advisor and any Acquiring Fund Sub-Advisor are conducting the investment program of the Acquiring Management Company without taking into account any consideration received by the Acquiring Management Company or an Acquiring Fund Affiliate from a Fund (or its respective Master Fund) or a Fund Affiliate in connection with any services or transactions.

10. Once an investment by an Acquiring Fund in Shares exceeds the limits in Section 12(d)(1)(A)(i) of the Act, the Board of the Fund (or its respective Master Fund), including a majority of the Independent Trustees, will determine that any consideration paid by the Fund (or its respective Master Fund) to an Acquiring Fund or an Acquiring Fund Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund (or its respective Master Fund); (ii) is within the range of consideration that the Fund (or its respective Master Fund) would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Fund (or its respective Master Fund) and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).

11. No Acquiring Fund or Acquiring Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund (or its respective Master Fund)) will cause the Fund (or its respective Master Fund) to purchase a security in any Affiliated Underwriting.

12. The Board of a Fund (or its respective Master Fund), including a majority of the Independent Trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Fund (or its respective Master Fund) in an Affiliated Underwriting, once an investment by an Acquiring Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board of the Fund will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Acquiring Fund in the Fund. The Board of the Fund will consider, among other things: (i) whether the purchases were consistent with the investment objectives and policies of the Fund (or its respective Master Fund); (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Fund (or its respective Master Fund) in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board of the Fund will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to ensure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders of the Fund.

13. Each Fund (or its respective Master Fund) will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings, once an investment by an Acquiring Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the determinations of the Board of the Fund were made.

14. Before investing in Shares of a Fund in excess of the limits in Section 12(d)(1)(A), each Acquiring Fund and the Fund will execute an Acquiring Fund Agreement stating, without limitation, that their Boards and their investment adviser(s), or their Sponsors or trustees (“Trustee”), as applicable, understand the terms and conditions of the Order, and agree to fulfill their responsibilities under the Order. At the time of its investment in Shares of a Fund in excess of the limit in Section 12(d)(1)(A)(i), an Acquiring Fund will notify the Fund of the investment. At such time, the Acquiring Fund will also transmit to the Fund a list of the names of each Acquiring Fund Affiliate and Underwriting Affiliate. The Acquiring Fund will notify the Fund of any changes to the list of the names as soon as reasonably practicable after a change occurs. The Fund and the Acquiring Fund will maintain and preserve a copy of the Order, the Acquiring Fund Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

15. The Acquiring Fund Advisor, Trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Acquiring Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted under Rule 12b-1 under the Act) received from the Fund (or its respective Master Fund) by the Acquiring Fund Advisor, Trustee or Sponsor, or an affiliated person of the Acquiring Fund Advisor, Trustee or Sponsor, other than any advisory fees paid to the Acquiring Fund Advisor, Trustee, or Sponsor, or its affiliated person by the Fund (or its respective Master Fund), in connection with the investment by the Acquiring Fund in the Fund. Any Acquiring Fund Sub-Advisor will waive fees otherwise payable to the Acquiring Fund Sub-Advisor, directly or indirectly, by the Acquiring Management Company in an amount at least equal to any compensation received from a Fund (or its respective Master Fund) by the Acquiring Fund Sub-Advisor, or an affiliated person of the Acquiring Fund Sub-Advisor, other than any advisory fees paid to the Acquiring Fund Sub-Advisor or its affiliated person by the Fund (or its respective Master Fund), in connection with any investment by the Acquiring Management Company in the Fund made at the direction of the Acquiring Fund Sub-Advisor. In the event that the Acquiring Fund Sub-Advisor waives fees, the benefit of the waiver will be passed through to the Acquiring Management Company.

16. Any sales charges and/or service fees charged with respect to shares of an Acquiring Fund will not exceed the limits applicable to a fund of funds as set forth in FINRA Rule 2341.

17. No Fund (or its respective Master Fund) will acquire securities of any other investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent: (i) permitted by exemptive relief from the Commission permitting the Fund (or its respective Master Fund) to acquire securities of one or more investment companies for short-term cash management purposes; or (ii) the Fund acquires securities of the Master Fund pursuant to the Master-Feeder Relief.

18. Before approving any advisory contract under Section 15 of the Act, the Board of each Acquiring Management Company, including a majority of the Independent Trustees, will find that the advisory fees charged under such advisory contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund (or its respective Master Fund) in which the Acquiring Management Company may invest. These findings and their basis will be recorded fully in the minute books of the appropriate Acquiring Management Company.

IX.	PROCEDURAL MATTERS, CONCLUSIONS AND SIGNATURES

Pursuant to Rule 0-2(f) under the Act, Applicants state that their addresses are as indicated on the first page of this Application. Applicants further state that all written or oral communications concerning this Application should be directed to:

James J. Atkinson
Guinness Atkinson Funds
225 South Lake Avenue, Suite 216
Pasadena, CA 91101

with a copy to:

Alexandra K. Alberstadt, Esq

Perkins Coie LLP

30 Rockefeller Plaza, 22nd Floor

New York, New York 10112-0015

In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicants. James J. Atkinson is authorized to sign and file this Application on behalf of Guinness Atkinson Asset Management, Inc. pursuant to the general authority vested in him as its CEO. James J. Atkinson, President of the Trust is also authorized to sign and file this Application on behalf of the Trust.

In accordance with Rule 0-5 under the Act, Applicants request that the Commission issue the requested Order without holding a hearing.

Based on the facts, analysis and conditions in the Application, Applicants respectfully request that the Commission issue the Order under Sections 6(c), 12(d)(1)(J) and 17(b) of the Act granting the relief requested by this Application.

Dated as of: December 21, 2018

Guinness Atkinson Asset Management, Inc.

By:	/s/ James J. Atkinson
James J. Atkinson, CEO

Guinness Atkinson Funds

By:	/s/ James J. Atkinson
James J. Atkinson, President

OFFICER’S CERTIFICATE

Guinness Atkinson Funds

The undersigned, James J. Atkinson, President of Guinness Atkinson Funds (the “Trust”), does hereby certify that the attached resolutions were adopted by the Board of Directors via unanimous written consent and that such resolutions have not been amended, modified or superseded in any way as of the date of this Certificate.

I further certify that the signature appearing on the attached Application for an Order Pursuant to Section 6(c) of the 1940 Act is the genuine signature of James J. Atkinson, the President of the Trust.

IN WITNESS WHEREOF, I have signed this Certificate on behalf of the Trust as of December 21, 2018.

/s/ James J. Atkinson
James J. Atkinson, President

Resolutions of the Board of Trustees of
Guinness Atkinson Funds

WHEREAS, Guinness Atkinson Asset Management, Inc. (Guinness) has proposed to the Board of Trustees (Board) of Guinness Atkinson Funds (Trust) the filing with the U.S. Securities and Exchange Commission (SEC) of an application for an order pursuant to Section 6(c) of the Investment Company Act of 1940 (1940 Act) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the 1940 Act, pursuant to Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act, and pursuant to Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act, which would permit the creation, operation and distribution of an the exchange-traded fund series of the Trust (ETF Shares) and the acquisition of ETF Shares by investment companies and unit investment trusts that are not within the same group of investment companies (as such term is defined in Section 12(d)(1)(G)(ii) of the 1940 Act) as the Trust in excess of the limitations under Sections 12(d)(1)(A) and (B) of the 1940 Act (Actively Managed ETF Application); and

WHEREAS, the Board has determined that the Actively Managed ETF Application is in the best interests of the Trust;

NOW, THEREFORE, BE IT RESOLVED, that the Trust be, and hereby is, authorized to prepare and file with the SEC an application for exemptive relief for actively-managed exchange-traded funds (an “Actively Managed ETF Application”), and any and all amendments thereto, in substantially the form described at this meeting; and

BE IT FURTHER RESOLVED, that the officers of the Trust be, and hereby are, authorized and directed to take any and all actions, deliver any and all documents necessary and make such filings, including the Actively Managed ETF Application and any amendments thereto that the officers of the Trust deem appropriate and necessary, upon advice of counsel, to effectuate the foregoing resolution.

OFFICER’S CERTIFICATE

Guinness Atkinson Asset Management, Inc.

The undersigned, being duly elected Assistant Secretary of Guinness Atkinson Asset Management, Inc. (the “Company”) does hereby certify that the attached resolutions were adopted by the Board of Directors via unanimous written consent and that such resolutions have not been amended, modified or superseded in any way as of the date of this Certificate.

I further certify that the signature appearing on the attached Application for an Order Pursuant to Section 6(c) of the 1940 Act is the genuine signature of James J. Atkinson, the duly elected and qualified Chief Executive Officer of the Company.

IN WITNESS WHEREOF, I have signed this Certificate on behalf of the Company as of December 21, 2018.

/s/ James J. Atkinson
James J. Atkinson, Assistant Secretary

Resolutions of
Guinness Atkinson Asset Management, Inc.

RESOLVED:	That the President, any Vice President, the Treasurer or the Secretary of Guinness Atkinson Asset Management, Inc. (Corporation) be, and hereby is, authorized and directed to prepare, execute and file with the U.S. Securities and Exchange Commission an application, with the Corporation being a named applicant in the application, for an exemptive order, and any and all amendments thereto, of an application for an order pursuant to Section 6(c) of the Investment Company Act of 1940 (1940 Act) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the 1940 Act, pursuant to Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act, and pursuant to Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act, which would permit the creation, operation and distribution of an exchange-traded fund series of the Guinness Atkinson Trust (ETF Shares) and the acquisition of ETF Shares by investment companies and unit investment trusts that are not within the same group of investment companies (as such term is defined in Section 12(d)(1)(G)(ii) of the 1940 Act) as the Trust in excess of the limitations under Sections 12(d)(1)(A) and (B) of the 1940 Act (Actively Managed ETF Application);

RESOLVED:	That the officers of the Corporation be, and they hereby are, authorized and directed to take any and all actions, which are necessary or appropriate to the filing of the Actively Managed ETF Application, and any and all amendments thereto, for an exemptive order by the Corporation as described in the foregoing resolution; and

RESOLVED:	That the Corporation be, and it hereby is, authorized and directed to do and perform any and all further acts and things which are necessary or appropriate to carry out the foregoing resolutions.

Verifications

In accordance with Rule 0-2(d) under the Act, the undersigned states that (i) he has duly executed the attached Application for and on behalf of Guinness Atkinson Asset Management, Inc.; (ii) that he is the CEO thereof; and (iii) that all actions necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Guinness Atkinson Asset Management, Inc.

By:	/s/ James J. Atkinson
James J. Atkinson
CEO
Dated as of December 21, 2018

In accordance with Rule 0-2(d) under the Act, the undersigned states that (i) he has duly executed the attached Application for and on behalf of Guinness Atkinson Funds; (ii) that he is the President and Trustee thereof; and (iii) that he is authorized to execute and file such instrument. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information, and belief.

Guinness Atkinson Funds

By:	/s/ James J. Atkinson
James J. Atkinson
President
Dated as of December 21, 2018

51